Preston|Gates|Ellis LLP

02042419

Jeannie J. Shin
jshin@prestongates.com

July 3, 2002

VIA FEDERAL EXPRESS

PROCESSED
JUL 15 2002
THOMSON FINANCIAL

SUPPL

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL RECEIVED JUL 05 2002 WASH. D.C.

Re: e-Kong Group Limited – SEC File No. 082-34653
Information Furnished Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, e-Kong Group Limited (the "Company"), the following documents are submitted to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act:

1. Monthly Reports of the Movement of Listed Securities of the Company for the months of March, April and May 2002, made public, filed or distributed pursuant to The Stock Exchange of Hong Kong Limited ("SEHK") Rules Governing the Listing of Securities ("Listing Rules").

2. Statement by the Board of Directors regarding the increase in trading volume of shares of the Company, dated May 7, 2002, made public, filed or distributed pursuant to the SEHK Listing Rules.

3. Circular regarding proposals for adoption of new share option scheme and termination of the existing share option scheme and adoption of the new scheme rules, and procedures for share option schemes for subsidiaries and cancellation of the existing rules and procedures for share option schemes for subsidiaries, dated June 12, 2002, made public, filed or distributed pursuant to the SEHK Listing Rules.

4. Proxy Form for the Special General Meeting of the Company to be held on June 28, 2002, made public, filed or distributed pursuant to the SEHK Listing Rules.

dlw 7/9

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the copy of this letter and returning it to us in the self-addressed envelope enclosed for your convenience. Should you have any questions concerning the foregoing, please contact me at (206) 623-7580 or Keith Lee at 011 (852) 2511-5100.

Sincerely,

PRESTON GATES & ELLIS LLP

Jeannie J. Shin

Enclosures

JJS:jjs

cc: Amy Chan (without encl.)
Wallace Yuen (without encl.)
Tracy Doherty (without encl.)
Keith Lee (without encl.)

K:\46677\00001\JJS\JJS_L203K

FORM I

Monthly Return On Movement of Listed Equity

For the Month ended 31 March 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2296 9700
(Name of Responsible Official)

Date : 11 April 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares :

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ______)				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,699,262,008	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	4,699,262,008	9,680,000	N/A

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark :

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 April 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2296 9700
(Name of Responsible Official)

Date : 7 May 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ( )				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,699,262,008	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	4,699,262,008	9,680,000	N/A

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark :

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM I

Monthly Return On Movement of Listed Equity Securities

For the Month ended 31 May 2002

To : The Listing Division of The Stock Exchange of Hong Kong Limited

Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited (formerly known as Goldtron Holdings Limited)
(Name of Company)

Derrick Francis Bulawa Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 June 2002

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close Of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000
Increase/(Decrease) (EGM approval date): ( )				
Balance at close Of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	6,000,000,000	0.02	120,000,000

(c) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	4,699,262,008	9,680,000	N/A
Increase/(Decrease) during the month :	N/A	N/A	N/A
Balance at close of the month :	4,699,262,008	9,680,000	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
1. Employee Share Options						
Exercise Price: HK$ 0.08	200,000	Nil	Nil	Nil	200,000	N/A
Exercise Price HK$ 0.12	9,932,274	Nil	Nil	Nil	9,932,274	N/A
Exercise Price: HK$ 0.14	42,111,235	Nil	Nil	Nil	42,111,235	N/A
Exercise Price: HK$ 0.16	4,825,000	Nil	Nil	Nil	4,825,000	N/A
Exercise Price: HK$ 0.20	3,950,000	Nil	Nil	Nil	3,950,000	N/A
Exercise Price: HK$ 0.23	42,275,000	Nil	Nil	Nil	42,275,000	N/A
Exercise Price: HK$ 0.33	4,915,000	Nil	Nil	Nil	4,915,000	N/A
Exercise Price: HK$ 0.76	22,150,000	Nil	Nil	Nil	22,150,000	N/A
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$ 1.05	9,680,000	Nil			9,680,000	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month : NIL

Remark :

Authorised Signature:

Name : Angela Wang
Title : Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

TOTAL P.03

e-KONG GROUP LIMITED

(the "Company")

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted the recent increase in the trading volume of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We confirm that there are no negotiation or agreements relating to intended acquisitions or realizations which are discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board the directors of which individually and jointly accept responsibility for the accuracy of this statement.

Made by Order of the Board

Lim Shyang Guey
Director

Hong Kong, 7 May 2002

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any aspect of this circular or as to the action to be taken, you should consult your stockbroker, or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in e-Kong Group Limited, you should at once hand this circular with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

---

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

PROPOSALS FOR
ADOPTION OF THE NEW SHARE OPTION SCHEME AND
TERMINATION OF THE EXISTING SHARE OPTION SCHEME
AND
ADOPTION OF THE NEW SCHEME RULES AND PROCEDURES
FOR SHARE OPTION SCHEMES FOR SUBSIDIARIES AND
CANCELLATION OF THE EXISTING RULES AND PROCEDURES
FOR SHARE OPTION SCHEMES FOR SUBSIDIARIES

A notice convening a special general meeting of the shareholders of the Company to be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong on Friday, 28 June 2002 at 10:30 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company to be convened at 10:00 a.m. on the same day and at the same place) or any adjournment thereof is set out on pages 30 to 31 of this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company's branch share registrars in Hong Kong, Secretaries Limited, 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

Hong Kong, 12 June, 2002

CONTENTS

8 A

DEFINITIONS

In this circular (including the Appendices), unless the context otherwise requires, the following expressions have the following meanings:

"Affiliate"	means any company or entity in which any company in the Group or the Subsidiary Group holds an interest, or a subsidiary of such company or entity
"Applicable Legislation"	means all legislation, laws and regulations of the jurisdiction in which the Relevant Subsidiary is incorporated that provide and regulate the requirement of and the manner in which the holder(s) of the majority shareholding interest of the Relevant Subsidiary may acquire the remainder or define the terms "parent", "holding company" or "subsidiary" (or the like)
"associate"	has the same meaning ascribed to it under the Listing Rules
"Board"	means the board of directors of the Company or a duly authorised committee thereof
"business day"	has the same meaning ascribed to it under the Listing Rules
"Bye-laws"	means the bye-laws of the Company or the articles of association or any other constitutional document (as appropriate) of the Relevant Subsidiary as amended from time to time
"chief executive"	has the same meaning ascribed to it under the Listing Rules
"Commencement Date"	means, in respect of an Option or a Subsidiary Option, the business day on which an offer of the grant of an Option or a Subsidiary Option is accepted by an Eligible Participant in accordance with the New Share Option Scheme or a New Subsidiary Scheme, respectively, or otherwise an Option or a Subsidiary Option is granted to an Eligible Participant thereunder
"Company"	means e-Kong Group Limited, a company incorporated in Bermuda
"Director(s)"	includes any person who occupies the position of a director, by whatever name called, of the Company
"Eligible Participant(s)"	means any person who falls within any of the categories provided under paragraph (d) of each of the summaries of the principal terms of the New Share Option Scheme or of the New Scheme Rules and Procedures for Subsidiaries
"Employee(s)"	means any employee or officer of any company in the Group or in the Subsidiary Group or any person who is employed by any company in the Group or in the Subsidiary Group (whether full time or part time) at the time when the Option or the Subsidiary Option is granted to such person

"Existing Scheme Rules and Procedures for Subsidiaries" means the existing rules and procedures for employee share option schemes for subsidiaries of the Company adopted and approved by the Company on 25 April 2001

"Existing Share Option Scheme" means the existing share option scheme of the Company adopted on 25 October 1999 in general meeting by ordinary resolution

"Existing Subsidiary Scheme(s)" means the existing share option schemes of the Relevant Subsidiaries adopted pursuant to the Existing Scheme Rules and Procedures for Subsidiaries

"Fair Market Value" means, in respect of a Share, a value as determined in good faith by the Board which shall not be less than either (a) the closing price of the Shares as stated in the daily quotations sheet of the Stock Exchange on the date of calculation or (b) the average closing price of the Shares as stated in the daily quotations sheets of the Stock Exchange for the 5 business days immediately preceding the date of calculation;

in respect of a Subsidiary Share, (a) if the Subsidiary Shares are listed or readily tradable on a securities exchange or other market system of international or regional repute, including without limitation the Stock Exchange ("Recognized Exchange"), a value as determined in good faith by the board of the Relevant Subsidiary which shall be not less than either (i) the closing price of Subsidiary Shares as stated in the daily quotations sheet (or the like) of the said Recognized Exchange on the date of calculation; or (ii) the average closing price of the Subsidiary Shares as stated in the daily quotations sheets (or the like) of the said Recognized Exchange for the 5 trading days immediately preceding the date of calculation; (b) if the Subsidiary Shares are not listed or readily tradable on a Recognized Exchange, a value as determined in good faith by the board of the Relevant Subsidiary which shall state in writing what in its opinion was the fair market value of the Subsidiary Shares at the date of calculation, having regard to the fair market value of the business of the Relevant Subsidiary as a going concern and as between a willing vendor and willing purchaser on the open market. The board of the Relevant Subsidiary may rely on such experts and professional advisers as it deems appropriate or necessary to determine such valuation. The Relevant Subsidiary shall provide the board of the Relevant Subsidiary with all information which the board of the Relevant Subsidiary may reasonably require in connection with their determination of the Fair Market Value

"Grantee"	means, unless otherwise provided in the New Share Option Scheme or New Subsidiary Scheme, any Eligible Participant who accepts an offer of the grant of an Option or a Subsidiary Option in accordance with the terms of the New Share Option Scheme or a New Subsidiary Scheme or (where the context so permits) a person or persons entitled to any such option in consequence of the death of the Eligible Participant
"Group"	means the Company and its subsidiaries and "company in the Group" shall be construed accordingly
"Holding Company"	means a company which is a holding company within the meaning of section 2 of the Companies Ordinance of Hong Kong or a similar provision under the Applicable Legislation for the time being (if any) and, if the company is incorporated in the United States, also within the meaning of a "parent corporation" within the meaning of Section 424(e) of the United States Internal Revenue Code of 1986, as amended
"Hong Kong"	means the Hong Kong Special Administrative Region of the People's Republic of China
"HK$"	means Hong Kong dollars, the lawful currency of Hong Kong
"Independent Professional Advisers"	means the auditors or other independent financial advisers appointed or retained by the Company
"Latest Practicable Date"	5 June, 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"New Share Option Scheme"	means a new share option scheme to be adopted by the Company pursuant to Ordinary Resolution no. 2 as set out in the Notice of Special General Meeting
"New Scheme Rules and Procedures for Subsidiaries"	means new scheme rules and procedures for share option schemes for Subsidiaries to be adopted by the Company pursuant to Ordinary Resolution no. 4 as set out in the Notice of Special General Meeting
"New Subsidiary Scheme(s)"	means a new share option scheme implemented by a Relevant Subsidiary pursuant to the New Scheme Rules and Procedures for Subsidiaries

"Notice of Special General Meeting"	means the notice convening the Special General Meeting as set out in this circular
"Offer Date"	means the date on which an Option or a Subsidiary Option is offered to an Eligible Participant
"Option(s)"	means an option to subscribe for Shares granted pursuant to the Existing Share Option Scheme or the New Share Option Scheme and for the time being subsisting
"Option Period"	means a period, within which an Option or a Subsidiary Option may be exercisable, to be determined and notified by the Board or the board of directors of a Relevant Subsidiary to each Grantee commencing on a day after the Commencement Date and expiring on the last day of such period or the 10th anniversary of the Commencement Date, whichever is the earlier
"Ordinary Resolution(s)"	means the proposed ordinary resolutions as referred to in the Notice of Special General Meeting
"Preference Shareholders"	means holders of preference shares of HK$1.00 each in the capital of the Company
"Relevant Subsidiary(ies)"	means any Subsidiary to which the Existing Scheme Rules and Procedures for Subsidiaries or the New Scheme Rules and Procedures for Subsidiaries apply
"Share(s)"	means ordinary share(s) of $0.02 each (or of such other nominal amount as shall result from a sub-division, a reconstruction or a consolidation of such share(s) from time to time) in the capital of the Company
"Shareholders"	means holders of Shares for the time being
"Special General Meeting"	means a special general meeting of the Shareholders to be held at the principal office of the Company in Hong Kong on Friday, 28 June 2002 at 10:30 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company to be convened at 10:00 a.m. on the same day and at the same place) or any adjournment thereof
"Stock Exchange"	means The Stock Exchange of Hong Kong Limited
"Subscription Price"	means the price per Share or per Subsidiary Share at which a Grantee may subscribe for Shares or Subsidiary Shares on the exercise of an Option or a Subsidiary Option as determined in accordance with the provisions described in paragraph (e) of Appendix II and paragraphs (e) and (f) of Appendix III respectively

"Subsidiary"	means a company which is a subsidiary, within the meaning of Section 2 of the Companies Ordinance of Hong Kong or (in case of the Company) Section 86 of the Companies Act 1981 of Bermuda or (in case of a Relevant Subsidiary) a similar provision under the Applicable Legislation (if any), and if the company is incorporated in the United States, within the meaning of a "subsidiary corporation" under Section 424(f) of the United States Internal Revenue Code of 1986, as amended, and "Subsidiaries" shall be construed accordingly
"Subsidiary Group"	means the Relevant Subsidiary and its subsidiaries, and "company in the Subsidiary Group" shall be construed accordingly
"Subsidiary Option(s)"	means an option to subscribe for Subsidiary Shares granted pursuant to the Existing Subsidiary Scheme or the New Subsidiary Scheme and for the time being subsisting
"Subsidiary Share(s)"	means ordinary share(s) in the capital of a Relevant Subsidiary
"Substantial shareholder"	has the same meaning ascribed to it under the Listing Rules
"US$"	means United States dollars, the lawful currency of the United States

e-KONG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

Directors:
Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran
Mr. Derrick Francis Bulawa
Mr. Lim Shyang Guey
Mr. William Bruce Hicks *
Mr. Shane Frederick Weir **
Mr. Matthew Brian Rosenberg **

* *Non-executive Director*
** *Independent Non-executive Directors*

Registered Office:
Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal Office:
Suite 2101-3
K. Wah Centre
191 Java Road
North Point
Hong Kong

12 June 2002

To the Shareholders and, for information purposes only,
the Preference Shareholders and the existing holders of Options

Dear Sir or Madam,

PROPOSALS FOR ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME AND ADOPTION OF THE NEW SCHEME RULES AND PROCEDURES FOR SUBSIDIARIES AND CANCELLATION OF THE EXISTING SCHEME RULES AND PROCEDURES FOR SUBSIDIARIES

INTRODUCTION

The Existing Share Option Scheme and Existing Scheme Rules and Procedures for Subsidiaries were adopted on 25 October 1999 and 25 April 2001, respectively. In view of the recent amendments to Chapter 17 of the Listing Rules in relation to share option schemes of listed issuers on the Stock Exchange and their subsidiaries, which came into effect on 1 September 2001, the Directors propose to recommend to Shareholders at the Special General Meeting to approve the amendments to certain provisions of the Existing Share Option Scheme, the adoption of the New Share Option Scheme and the New Scheme Rules and Procedures for Subsidiaries and simultaneously terminate the Existing Share Option Scheme and cancel the Existing Scheme Rules and Procedures for Subsidiaries.

The purpose of this circular is to provide you with information in respect of Ordinary Resolutions to be proposed at the Special General Meeting for amendments to certain provisions of the Existing Share Option Scheme, the adoption of the New Share Option Scheme and the New Scheme Rules and Procedures for Subsidiaries, the termination of the Existing Share Option Scheme and the cancellation of the Existing Scheme Rules and Procedures for Subsidiaries.

SHARE OPTION SCHEME OF THE COMPANY

Existing Share Option Scheme

The Existing Share Option Scheme was adopted by the Company on 25 October 1999 and will expire on 24 October 2009. As at the Latest Practicable Date, the Company had granted 156,182,497 Options to certain Directors and employees of the Group pursuant to the Existing Share Option Scheme, representing approximately 3.3 per cent of the issued ordinary share capital of the Company. Out of the 156,182,497 Options, 19,226,988 had been exercised, 130,358,509 were still outstanding and 6,597,000 had lapsed in accordance with the terms of the Existing Share Option Scheme. The Board intends that no further Options will be granted under the Existing Share Option Scheme after the Latest Practicable Date.

It is contemplated that the Existing Share Option Scheme will terminate upon the New Share Option Scheme taking effect. Options granted and not yet exercised under the Existing Share Option Scheme will however remain effective and are bound by the terms of the Existing Share Option Scheme.

To streamline the administration of the outstanding Options under the Existing Share Option Scheme, the Directors propose to amend certain provisions contained therein so that the relevant provisions under the Existing Share Option Scheme and the New Share Option Scheme will be consistent in terms of operation. The proposed amendments are summarised in Appendix I.

New Share Option Scheme

The purpose of the New Share Option Scheme is to enable the Board to grant Options to Eligible Participants as (i) incentives and/or rewards in recognition or acknowledgement of the contributions that Eligible Participants have made and will make to the Group; and (ii) motivation to high calibre employees for high levels of performance in order to enhance long-term shareholder value. Under the New Share Option Scheme, the Company will be allowed to grant Options to a wider category of persons other than full time employees of the Company and its subsidiaries as classified under Eligible Participants.

According to the New Share Option Scheme, the grant of Options may be subject to conditions which may include the minimum period that must be held, the performance target that must be achieved before the Options can be exercised and the basis for determination of the exercise price. Such conditions and basis will serve to enhance the value of the Group as well as to achieve the purpose of the new share option schemes.

As at the Latest Practicable Date, the number of Shares in issue was 4,699,262,008. On the basis of such figure (assuming no further Shares are issued between the period from the Latest Practicable Date and the date of the adoption of the New Share Option Scheme), the number of Shares that may be issued upon exercise of all Options which may be granted under the New Share Option Scheme and to be granted any other share option schemes will be 469,926,200 Shares, being 10 per cent of the issued ordinary share capital of the Company as at the Latest Practicable Date. The Company may however obtain approval from its Shareholders to refresh the said 10 per cent limit in accordance with the Listing Rules, provided that the maximum number of Shares to be issued upon exercise of all outstanding Options under the New Share Option Scheme and any other share option schemes must not exceed 30 per cent of the issued ordinary share capital of the Company from time to time.

A summary of the principal terms of the New Share Option Scheme is set out in Appendix II to this circular.

Value of Options

The Directors consider that it is not appropriate to value all the Options that can be granted under the New Share Option Scheme as if they had been granted on the Latest Practicable Date, as a number of variables which are crucial for the calculation of the Option value cannot be reasonably determined at this stage. Such variables include the exercise price, exercise period, the restrictions, conditions and limitations (if any) imposed by the Directors upon the grant of the Options and other relevant variables. The subscription price payable for the Shares depends on the closing prices of the Shares as quoted on the Stock Exchange, which in turn depends on when the Board is to grant Options under the New Share Option Scheme. With a scheme life of 10 years, the Board is of the view that it is too premature to state whether or not the Options will be granted under the New Share Option Scheme, and if so, the number of Options that may be granted. It is also difficult to ascertain with accuracy the Subscription Price of the Shares given the possible variation of the Share price during the 10 years life span of the New Share Option Scheme. The Directors believe that any valuation of the Options as at the Latest Practicable Date based on a number of speculative assumptions would not be meaningful and be misleading to the Shareholders. Shareholders should note that under the Listing Rules, estimated valuations of Options should be determined by reference to the Black-Scholes option pricing model, the binomial model or a comparable generally accepted methodology.

Conditions for the Adoption of the New Share Option Scheme

The adoption of the New Share Option Scheme is conditional upon:–

(i) the approval by the Shareholders; and

(ii) the Stock Exchange granting approval of the listing of and permission to deal in any Shares which may fall to be issued pursuant to the exercise of Options granted under the New Share Option Scheme, which Shares shall not exceed 10% of the issued ordinary share capital of the Company as at the date of approval.

Application will be made to the Listing Committee of the Stock Exchange to obtain the approval referred to in item (ii) above.

SCHEME RULES AND PROCEDURES FOR SUBSIDIARIES

Existing Scheme Rules and Procedures for Subsidiaries

The Existing Scheme Rules and Procedures for Subsidiaries were adopted and approved by the Company for its subsidiaries in general meeting on 25 April 2001 to enable employees of the Relevant Subsidiaries to acquire direct equity interests in the Relevant Subsidiary which they serve. Thereafter, the Relevant Subsidiaries, including ZONE Group Inc., speedinsure Global Limited and EventClicks Global Limited, adopted their respective Existing Subsidiary Schemes, each in terms and conditions of the Existing Scheme Rules and Procedures for Subsidiaries. As at the Latest Practicable Date, no Subsidiary Options have ever been granted by the said Relevant Subsidiaries under their respective Existing Subsidiary Schemes since their adoption. There is no current plan to grant any Subsidiary Options after the Latest Practicable Date. Upon cancellation of the Existing Scheme Rules and Procedures for Subsidiaries, the Relevant Subsidiaries will terminate the Existing Subsidiary Schemes.

New Scheme Rules and Procedures for Subsidiaries

The purpose of the New Scheme Rules and Procedures for Subsidiaries is to formulate a set of standard rules and procedures for share option schemes for Subsidiaries in compliance with the newly amended Chapter 17 of the Listing Rules. Therefore, upon the shareholders of a Relevant Subsidiary adopting a New Subsidiary Scheme under the terms and conditions as set forth in the New Scheme Rules and Procedures for Subsidiaries, its board of directors will be able to grant Subsidiary Options to Eligible Participants as (i) incentives and/or rewards in recognition or acknowledgement of the contributions that Eligible Participants have made and will make to the Subsidiary Group; and (ii) motivation to high calibre employees for high levels of performance. Similar to the New Share Option Scheme, the Relevant Subsidiaries will be allowed to grant Subsidiary Options to a wider category of persons other than full time employees of the Relevant Subsidiaries as classified under Eligible Participants.

As prescribed by the Listing Rules, the New Scheme Rules and Procedures for Subsidiaries are required to be approved by the Shareholders of the Company in general meeting before any application or any implementation by a Relevant Subsidiary.

A summary of the principal terms of the New Scheme Rules and Procedures for Subsidiaries is set out in Appendix III to this circular.

Conditions for the Adoption of the New Scheme Rules and Procedures for Subsidiaries

The adoption of the New Scheme Rules and Procedures for Subsidiaries is conditional upon the approval by the Shareholders, and the adoption by each Relevant Subsidiary of its New Subsidiary Scheme is conditional upon the approval by the shareholders of the Relevant Subsidiary.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

SPECIAL GENERAL MEETING

A notice convening the Special General Meeting to be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong on Friday, 28 June 2002 at 10:30 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company to be convened at 10:00 a.m. on the same day and at the same place) or any adjournment thereof, is set out on pages 30 to 31 of this circular.

A form of proxy for use at the Special General Meeting is enclosed with this circular. The form of proxy, in order to be valid, must be deposited in accordance with the instructions printed thereon not less than 48 hours before the time appointed for the holding of the Special General Meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the Special General Meeting if they wish.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the Bye-laws of the Company, the Amended Existing Share Option Scheme, the New Share Option Scheme and the New Scheme Rules and Procedures for Subsidiaries will be available for inspection during normal business hours at the principal office of the Company in Hong Kong at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong for a period of 14 days before the date of the Special General Meeting and at the Special General Meeting itself.

RECOMMENDATION

The Directors believe that the proposed amendments to certain provisions of the Existing Share Option Scheme, the adoption of the New Share Option Scheme and the New Scheme Rules and Procedures for Subsidiaries, the termination of the Existing Share Option Scheme and the cancellation of the Existing Scheme Rules and Procedures for Subsidiaries are all in the best interests of the Company and its Shareholders. The Directors therefore recommend that all Shareholders should vote in favour of all the Ordinary Resolutions in relation thereto as set out in the Notice of Special General Meeting.

GENERAL

An announcement will be made on the outcome of the Special General Meeting on the business day following such meeting.

Your attention is drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
e-Kong Group Limited
Richard John Siemens
Chairman

The following is a summary of the proposed amendments to the Existing Share Option Scheme, but does not form part of, nor is it intended to be part of, the Existing Share Option Scheme nor should it be taken as affecting the interpretation of the rules of the Existing Share Option Scheme.

1. EXERCISE OF OPTIONS

It is proposed that the Option Period in relation to the exercise of Options will be changed and the rules relating to the Grantee ceasing to be an employee of the Group will be redefined. Rule 6.3(a) of the Existing Share Option Scheme is to be amended in the following manner.

"6.3(a) In the event of the Grantee ceasing to be an Employee for any reason other than his or her death, ill health, disability or retirement in accordance with his or her letter of employment or the termination of his or her employment on grounds of misconduct or bankruptcy,"

(i) The following provision under the Existing Share Option Scheme will be deleted in its entirety

"the Grantee may exercise the Option up to his other entitlement at the date of cessation (to the extent not already exercised) within the period of 1 month following the date of such cessation, which date shall be the last actual working day with the Company or the relevant subsidiary whether salary is paid in lieu of notice or not."

(ii) and be replaced with the following provision

"the Grantee may exercise the Option up to his other entitlement at the date of cessation (to the extent not already exercised) within the period of 1 month following the date of such cessation, which date shall be the last actual working day with the Company or the relevant subsidiary whether salary is paid in lieu of notice or not and provided that the Grantee is not or does not become an Employee, director, consultant, supplier, agent, partner or adviser of or contractor to any company in the Group or (at the direction of a company in the Group) an Affiliate immediately thereafter, unless the Board otherwise determines. Alternatively, if the Grantee is, continues to be or otherwise becomes an Employee, director, consultant, supplier, agent, partner or adviser of or contractor to any company in the Group or (at the direction of a company in the Group) an Affiliate immediately thereafter, unless the Board otherwise determines, the Grantee may exercise the Option up to his or her entitlement at the date of cessation (to the extent not already exercised) within such period as the Board may determine, and in relation to the part(s) and portion(s) of the Option that is not exercisable at the date of cessation, the Board shall have absolute discretion in determining whether such part(s) or portion(s) of the Option shall continue to be in full force and effect notwithstanding the cessation."

2. INDEPENDENT PROFESSIONAL ADVISERS

References to the term "Auditors" contained in the Existing Share Option Scheme will be replaced with the term "Independent Professional Advisers". As a result, the following rules of the Existing Share Option Scheme will be amended in the following manner:–

(a) the definition of "Auditors" in Rule 1.1 will be deleted in its entirety;

(b) the following definition will be added in Rule 1.1 immediately after the definition of "Grantee":–

"Independent Professional Advisers"	the auditors of the Company or other independent financial advisers appointed or retained by the Company;

Additionally, all references to "Auditors" in the Existing Share Option Scheme will be replaced with the term "Independent Professional Advisers".

3. INCIDENTAL AND OTHER AMENDMENTS

(a) The following definition will be added in Rule 1.1 immediately after the definition of "Adoption Date":–

"Affiliate"	any company or entity in which any company in the Group holds an interest, or a subsidiary of the such company,"

(b) The words "Adoption Date" in the definition of "Option Period" in Rule 1.1 will be replaced with "Commencement Date".

The following is a summary of the principal terms of the New Share Option Scheme but does not form part of, nor is it intended to be part of, the New Share Option Scheme nor should it be taken as affecting the interpretation of the rules of the New Share Option Scheme.

Purpose

(a) The purpose of the New Share Option Scheme is to enable the Board to grant Options to Eligible Participants as (i) incentives and/or rewards in recognition or acknowledgement of the contributions that Eligible Participants have made and will make to the Group; and (ii) motivation to high calibre employees for high levels of performance in order to enhance long-term shareholder value.

Duration and Administration

(b) The New Share Option Scheme will be valid and effective, at the discretion of the Board, subject to a maximum period of 10 years from the date of adoption of the New Share Option Scheme, after which period no further Options will be offered or granted but in all other respects the provisions of the New Share Option Scheme will remain in full force and effect.

(c) The New Share Option Scheme will be subject to the administration of the Board whose decision as to all matters arising in relation to the New Share Option Scheme or its interpretation or effect (save as otherwise provided in the New Share Option Scheme) shall be final and binding on all parties. Any funding requirements for the New Share Option Scheme will be met by the Company.

Who may join

(d) The Board may at its discretion grant Options to:–

(i) any director, Employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any Affiliate (such person is hereinafter referred to as a "Related Party" of the Group);

(ii) any discretionary trust the discretionary objects of which include, any of the foregoing (such discretionary trust is hereinafter referred to as a "Derivative Eligible Participant").

Subscription Price

(e) The Subscription Price in respect of any Option shall, subject to any adjustments made pursuant to paragraph (v) and the provisions of the Listing Rules, be a price determined by the Board in its absolute discretion and notified to any Eligible Participant at the time of offer of grant of Option and shall be at least the higher of (i) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the Commencement Date; and (ii) the average closing price of the Shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the Commencement Date; and (iii) the nominal value of a Share.

Grant of Options

(f) The grant of an Option shall be offered to an Eligible Participant by letter in such form as the Board may from time to time determine specifying the terms, conditions, restrictions and limitations on which the Option is to be granted. Unless the Directors otherwise determine and state in the offer of the grant of an Option to a Grantee, a Grantee is not required to achieve any performance targets before any Options can be exercised.

(g) An Option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the offer of the grant of an Option duly signed by the Grantee together with a remittance in favour of the Company of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the Company on a business day not later than 28 days from the Offer Date.

(h) The grant of an Option may not be made after a price sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price sensitive information has been published in the newspapers or disclosed in accordance with the requirements of the Listing Rules.

(i) No Options may be granted during the period commencing 1 month immediately preceding the earlier of (i) the date of the board meeting of the Company (as such date is first notified to the Stock Exchange in accordance with paragraph 12 of the Company's Listing Agreement) for the approval of the Company's interim or annual results for any financial year; and (ii) the deadline for the Company under its Listing Agreement to publish its interim or annual results announcement for any financial year, and ending on the date of the results announcement.

Maximum number of Shares

(j) Subject to paragraph (l), the Company may refresh the Scheme Mandate Limit at any time subject to the approval of the Shareholders in general meeting. However, the Scheme Mandate Limit as refreshed must not exceed 10% of the Shares in issue as at the date of the aforesaid Shareholders' approval (the "Refreshed Limit"). Options previously granted under the New Share Option Scheme and any other share option schemes (whether outstanding, cancelled, lapsed in accordance with its applicable rules or already exercised) will not be counted for the purpose of calculating the Refreshed Limit.

(k) The maximum number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes must not in aggregate exceed 30% of the issued ordinary share capital of the Company from time to time.

(l) The total number of Shares for which Options may be granted (together with Options exercised and Options then outstanding) under the New Share Option Scheme and to be granted under any other share option schemes, shall not in aggregate exceed such number of Shares representing 10% of Shares in issue as at the date of approval of the New Share Option Scheme ("Scheme Mandate Limit") unless Shareholders' approval has been obtained pursuant to paragraphs (j) and (m). Options which have lapsed in accordance with the terms of the New Share Option Scheme or any other share option schemes of the Company will not be counted.

(m) Subject to paragraph (l), the Company may also seek separate approval from the Shareholders in general meeting for the granting of Options beyond the Scheme Mandate Limit provided that the Options in excess of the limit are granted only to Eligible Participants specifically identified by the Board before such approval is sought. The Company must send a circular to the Shareholders containing a generic description of such specified Eligible Participants, the number and terms of Options to be granted, the purpose of granting Options to such Eligible Participants with an explanation as to how these Options serve such purpose and such other information required under the Listing Rules.

Maximum Entitlement of Each Eligible Participant

(n) The maximum number of Shares issued and which may fall to be issued upon the exercise of Options granted under the New Share Option Scheme and any other share option schemes (including both exercised and outstanding Options) to each Eligible Participant shall not exceed 1% of the Shares in issue for the time being in any 12 month period up to and including the Commencement Date (the "Individual Limit"). Any further grant of Options in excess of the Individual Limit must be approved by Shareholders in general meeting with such Eligible Participant and his or her associates abstaining from voting. The Company must send a circular to the Shareholders containing the identity of such Eligible Participant, the number and terms of the Options to be granted (and Options previously granted to such Eligible Participant) and such other information required under the Listing Rules.

Time of Exercise of Options

(o) An Option may be exercised in accordance with the terms of the New Share Option Scheme at any time during a period to be determined and notified by the Directors to each Grantee, subject to a maximum period of 10 years from the Commencement Date. The Directors may provide terms, conditions, restrictions and/or limitations on the exercise of an Option during the period the Option may be exercised including, if appropriate, a minimum period for which the Option must be held or a performance target which must be achieved before the Option can be exercised.

Rights are Personal to Grantee

(p) An Option is personal to the Grantee and shall not be transferable or assignable.

Rights on Death, Ill Health, Injury, Disability or Retirement

(q) If the Grantee of an Option is an Employee and ceases to be an Employee by reason of his or her death, ill health, injury, disability or retirement in accordance with his or her contract of employment and none of the events which would be a ground for termination of his or her employment as described under paragraph (z)(iii) arises, the Grantee or, as the case maybe, his or her legal representative(s) shall be entitled to exercise all or any of the Options (to the extent not already exercised) at any time within a period of 12 months or such longer period as the Board may determine, from the date of such cessation which shall be the last day on which the Grantee was at work with the company in the Group.

(r) If the Grantee is an individual other than an Employee and ceases to be an Eligible Participant by reason of his or her death, ill health, injury, or disability and none of the events listed in paragraph (z)(iv) happens, the Grantee or his or her legal representative(s) shall be entitled to exercise all or any of the Options (to the extent not already exercised) at any time within a period of 12 months following his or her death or injury, or the first day of ill health or disability (as the case may be) or such longer period as the Board may determine.

Rights of Related Parties on Ceasing to be Eligible Participants

(s) If the Grantee is a Related Party of the Group and ceases to be an Eligible Participant for any reason other than his or her death, ill health, injury, disability or retirement in accordance with his or her contract of employment (or any other contract to whom the Grantee is a party or otherwise binding on the Grantee) or the termination of his or her employment (or any other contract to whom the Grantee is a party or otherwise binding on the Grantee) on one or more of the grounds specified in paragraph (z)(iii) or (iv), and provided that the Grantee is not or does not become an Employee, director, consultant, supplier, agent, partner or adviser of or contractor to any company in the Group or (at the direction of a company in the Group) an Affiliate immediately thereafter, unless the Board otherwise determines, the Grantee may exercise the Option up to his or her entitlement at the date of cessation (to the extent not already exercised) at any time within the period of 1 month following the date of such cessation, or such longer period as the Board may determine, and in relation to the part(s) and portion(s) of the Option that is not exercisable at the date of cessation, the Board shall have absolute discretion in determining whether such part(s) or portion(s) of the Options shall continue to be in full force and effect notwithstanding the cessation.

(t) If the Grantee is a Related Party of the Group and ceases to be an Eligible Participant for any reason other than his or her death, ill health, injury, disability or retirement in accordance with his or her contract of employment (or any other contract to whom the Grantee is a party or otherwise binding on the Grantee) or the termination of his or her employment (or any other contract to whom the Grantee is a party or otherwise binding on the Grantee) on one or more of the grounds specified in paragraph (z)(iii) or (iv), but the Grantee is, continues to be or otherwise becomes an Employee, director, consultant, supplier, agent, partner or adviser of or contractor to of any company in the Group or (at the direction of a company in the Group) an Affiliate immediately thereafter, the Grantee may exercise the Option up to his or her entitlement at the date of cessation (to the extent not already exercised) within such period as the Board may determine, and, in relation to the part(s) and portion(s) of the Options that is not exercisable at the date of cessation, the Board shall have absolute discretion in determining whether such part(s) or portion(s) of the Option shall continue to be in full force and effect notwithstanding the cessation.

(u) For the purposes of paragraphs (f), (q), (r), (s), (t), (z) and (ab), and where the context so permits, the word "Grantee" includes any Eligible Participant within any category described in paragraph (d)(i) that beneficially owns, is a beneficiary of or is a discretionary object of any Derivative Eligible Participant that is granted with an Option.

Effect of Reorganisation of Capital Structure

(v) In the event of a capitalization issue, rights issue, subdivision or consolidation of shares or reduction of the share capital of the Company (other than an issue of Shares as consideration in respect of a transaction to which the Company is a party), while any Option remains exercisable, such corresponding alterations (if any) shall be made in:–

(i) the Subscription Price; and/or

(ii) the number or nominal amount of Shares comprised in the Option,

as the Directors (having received, for adjustments other than pursuant to a capitalization issue, a statement in writing from the Independent Professional Advisers that in their opinion the adjustments proposed are fair and reasonable) may deem appropriate, provided that any such adjustment will give a Grantee the same proportion of the equity capital of the Company to which that person was previously entitled. No such alteration shall be made the effect of which would be to enable a Share to be issued at less than its nominal value.

Rights on Compromise or Arrangement

(w) If a compromise or arrangement between the Company and Shareholders or creditors is proposed in connection with a scheme for the reconstruction or amalgamation of the Company, the Company shall give notice thereof to all Grantees (or their legal personal representatives) on the same day as it gives notice of the meeting to Shareholders or creditors and all or any of the Options (to the extent not already exercised) shall become exercisable on such date and the Grantee may at any time thereafter until the earlier of (i) 2 calendar months after that date and (ii) the date on which such compromise or arrangement is sanctioned by the court, exercise all or any of the Options (to the extent not already exercised) in whole or in part, but the exercise of an Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. Upon such compromise or arrangement becoming effective, all Options shall lapse except insofar as previously exercised under the New Share Option Scheme. The Company may require the Grantee (or his or her legal personal representatives) to transfer or otherwise deal with the Shares as a result of the exercise of Option in these circumstances so as to place the Grantee in the same position as nearly as would have been the case had such Shares been subject to such compromise or arrangement.

Rights on General Offer

(x) If a general offer whether by way of take-over, share re-purchase offer or scheme of arrangement or otherwise in like manner is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror) and such offer becomes or is declared unconditional, the Grantee (or his or her legal personal representative(s)) may by notice in writing to the Company exercise all or any of the Options (to the extent not already exercised) in whole or in such part as specified in such notice at any time within 21 days after the date on which the offer becomes or is declared unconditional.

Rights on Voluntary Winding Up

(y) In the event a notice is given by the Company to Shareholders to convene a Shareholders' meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Company, the Company shall forthwith give notice thereof to all Grantees and each Grantee (or his or her legal personal representatives) may by notice in writing to the Company (such notice to be received by the Company not later than 2 business days prior to the proposed Shareholders' meeting) exercise all or any of the Options (to the extent not already exercised) in whole or in part and the Company shall as soon as possible and in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Shares to the Grantee credited as fully paid.

Lapse of Options

(z) An Option shall lapse automatically (to the extent not already exercised) on the earliest of:–

(i) the expiry of the Option Period;

(ii) the expiry of any of the periods referred to in paragraphs (q) to (t), (w) to (y);

(iii) in respect of the Grantee being an Employee, the date on which the Grantee ceases to be an Employee by reason of the termination of his or her employment on the grounds that:–

(1) the Grantee has been guilty of misconduct;

(2) the Grantee has committed any act of bankruptcy or is otherwise unable or has no reasonable prospect of being able to pay his or her debts;

(3) the Grantee has become insolvent or has made any arrangements or composition with his/her/its other creditors generally;

(4) the Grantee has been convicted of any criminal offence involving his or her integrity or honesty, or

(5) the Grantee has caused a material breach of any of the terms or covenants of his or her employment to the effect that any company in the Group may terminate such Grantee's employment for cause or without notice or otherwise on any ground of summary dismissal under applicable labour laws.

(iv) in respect of the Grantee not being an Employee, the date on which the Board in its absolute discretion determines that:–

(1) the Grantee has committed any breach or is non-compliant with any provision in any agreement or contract entered into between the Grantee and a company in the Group or an Affiliate;

(2) the Grantee (being an individual) has committed any act of bankruptcy or otherwise is unable or has no reasonable prospect of being able to pay his or her debts;

(3) the Grantee (being a corporation) has ceased or suspended payment of its debts, or becomes unable to pay its debts;

(4) the Grantee has otherwise become insolvent or has made any arrangements or composition with his/her/its other creditors generally; or

(5) any liquidator, provisional liquidator, receiver or any person carrying out any similar function has been appointed anywhere in the world in respect of the whole or any part of the assets or undertakings of the Grantee.

(v) the date of the commencement of the winding-up of the Company;

(vi) the date on which the Board may prescribe at the time of the offer of grant of the Option; and

(vii) the date on which the Board determines the Option shall lapse due to the Grantee committing a breach of or being non-compliant with any obligation or provision of any of the terms, conditions, restrictions and/or limitations attached to the grant of the Option.

Ranking of Shares

(aa) Shares allotted upon the exercise of an Option will be subject to all the provisions of the Bye-laws and, subject to the terms, conditions, restrictions and/or limitations upon which the Option shall be granted to the Grantee, will rank pari passu with the fully paid Shares in issue on the date of the exercise of an Option and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment of Shares upon the exercise of the Option other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the date of allotment of Shares upon the exercise of an Option. A Share allotted and issued upon the exercise of an Option shall not carry voting rights until the completion of the registration of the Grantee as the holder thereof.

Alteration of the New Share Option Scheme

(ab) The New Share Option Scheme may be altered in any respect by resolution of the Board except for the provisions of the New Share Option Scheme relating to matters contained in Rule 17.03 of the Listing Rules shall not be altered to the advantage of Grantees or prospective

Grantees except with the prior sanction of a resolution of the Shareholders in general meeting (subject to the prior approval of the Stock Exchange to any material alteration except where the amendments take effect automatically under the existing terms of the New Share Option Scheme). No such alteration shall operate to affect adversely the terms of issue of any Options granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the Grantees as would be required of the Shareholders under the Bye-laws for the time being for a variation of the rights attached to the Shares.

(ac) Any amended terms of the New Share Option Scheme must comply with the relevant requirements of the Listing Rules.

Grant of Option to Certain Connected Persons

(ad) Any Options granted to a Director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the independent non-executive Directors, excluding any independent non-executive Director who is a Grantee of an Option, in accordance with the Listing Rules.

(ae) Where any grant of an Option to a substantial shareholder of the Company, an independent non-executive Director or any of their respective associates would result in Shares issued and to be issued upon exercise of all Options already granted and to be granted (including Options exercised, cancelled and outstanding) to such person in the 12 month period up to and including the date of such grant of Option:–

(i) representing in aggregate over 0.1% of Shares in issue for the time being; and

(ii) having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of HK$5 million,

then such further grant of Options must be approved by Shareholders in general meeting by way of poll and a circular shall be sent to the Shareholders in accordance with the Listing Rules. All connected persons (having its meaning ascribed to it under Rule 1.01 of the Listing Rules) of the Company must abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his or her intention to do so has been stated in the circular.

Termination and Cancellation

(af) The Company, by resolution in general meeting or of the Board, may at any time terminate the operation of the New Share Option Scheme and in such event no further Options will be offered or granted but Options granted prior to such termination shall continue to be valid and exercisable in accordance with the provisions of the New Share Option Scheme.

(ag) The Board shall have absolute discretion to cancel any Option granted at anytime to any Grantee which has neither lapsed nor been exercised in full (or any part or portion thereof) at any time, with the agreement of the Grantee provided that if the Company shall issue a new Option to the same Grantee, the issue of such new Option shall be made with available unissued Options (excluding all the cancelled Options) within the limits referred to in paragraphs (j) to (n).

The following is a summary of the principal terms of the New Scheme Rules and Procedures for Subsidiaries that will formulate a set of standard rules of procedures for New Subsidiary Schemes. The summary does not form part of, nor is it intended to be part of, the New Scheme Rules and Procedures for Subsidiaries nor should it be taken as affecting the interpretation of the New Scheme Rules and Procedures for Subsidiaries.

Purpose

(a) The purpose of the New Subsidiary Scheme is to enable the board of the Relevant Subsidiary to grant Subsidiary Options to Eligible Participants as (i) incentives and/rewards in recognition or acknowledgement of the contributions that Eligible Participants have made and will make to the Subsidiary Group; and (ii) motivation to high calibre employees for high levels of performance.

Duration and Administration

(b) A New Subsidiary Scheme implemented by a Relevant Subsidiary will be valid and effective, at the discretion of the board of directors of the Relevant Subsidiary, for a maximum period of 10 years from the date of adoption, after which period no further Subsidiary Options will be offered or granted but the provisions of the New Subsidiary Scheme shall remain in full force and effect.

(c) A New Subsidiary Scheme will be subject to the administration of the board of each Relevant Subsidiary whose decision as to all matters arising in relation to the New Subsidiary Scheme or its interpretation or effect (save as otherwise provided in the New Subsidiary Scheme) shall be final and binding on all parties. Any funding requirements for the New Subsidiary Scheme will be met by the Relevant Subsidiary.

Who may join

(d) The board of each Relevant Subsidiary may in its discretion grant Subsidiary Options to:–

(i) any director, Employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Subsidiary Group, any of its Holding Companies or any Affiliate (such person is hereinafter referred to as a "Related Party" of the Subsidiary Group);

(ii) any discretionary trust the discretionary objects of which include, any of the foregoing (such discretionary trust is hereinafter referred to as a "Derivative Eligible Participant").

Subscription Price

(e) Subject to paragraph (f) and the provisions of the Listing Rules, the Subscription Price in respect of any Subsidiary Option shall, subject to any adjustments made pursuant to paragraph (w), be a price determined by the board of the Relevant Subsidiary in its absolute discretion save that such price shall be not less than the par value of a Subsidiary Share provided that if the Subsidiary Option is intended to qualify as an incentive stock option under the tax laws of the United States, the Subscription Price thereof shall be not less than the Fair Market Value of a Subsidiary Share.

(f) If applicable, the Subscription Price of any Subsidiary Options granted at any time (a) during the period commencing 6 months before the filing of Form A1 (having its meaning defined in the Listing Rules) or its equivalent for listing on the Growth Enterprise Market of the Stock Exchange or an overseas stock exchange and up to the listing date of the Relevant Subsidiary shall not be less than the new issue price (if any); and (b) after the Subsidiary Shares have been listed on the Stock Exchange, shall be at least the higher of (i) the closing price of the Subsidiary Shares as stated in the Stock Exchange's daily quotations sheet on the Commencement Date; (ii) the average closing price of the Subsidiary Shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the Commencement Date; and (iii) the nominal value of a Subsidiary Share.

Grant of Subsidiary Options

(g) The grant of a Subsidiary Option shall be offered to an Eligible Participant in writing in such form as the board of the Relevant Subsidiary may from time to time determine specifying the terms, conditions, restrictions and limitations on which the Subsidiary Option is to be granted. Unless the directors of the Relevant Subsidiary otherwise determine and state in the offer of the grant of a Subsidiary Option to a Grantee, a Grantee is not required to achieve any performance targets before any Subsidiary Options can be exercised.

(h) A Subsidiary Option shall be deemed to have been granted and accepted and to have taken effect when the acceptance of the offer of the grant of a Subsidiary Option duly acknowledged by the Grantee in such form as the board of the Relevant Subsidiary may from time to time determine together with a remittance in favour of the Relevant Subsidiary of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the Relevant Subsidiary on a business day not later than 28 days from the Offer Date.

(i) The grant of a Subsidiary Option may not be made after an event has occurred to which the trading price or volume of Shares of the Company on the Stock Exchange may be sensitive or a matter to which such trading price or volume may be sensitive has been the subject of a decision until such price sensitive information has been published in the newspapers or disclosed in accordance with the requirements of the Listing Rules.

(j) No Subsidiary Options may be granted during the period commencing 1 month immediately preceding the earlier of (i) the date of the board meeting of the Company (as such date is first notified to the Stock Exchange in accordance with paragraph 12 of the Company's Listing Agreement) for the approval of the Company's interim or annual results for any financial year; and (ii) the deadline for the Company under its Listing Agreement to publish its interim or annual results announcement for any financial year, and ending on the date of the results announcement.

Maximum Number of Subsidiary Shares

(k) Subject to paragraph (m), the Company may refresh a Subsidiary Scheme Mandate Limit at any time subject to the approval of the Shareholders in general meeting. However, the Subsidiary Scheme Mandate Limit as refreshed must not exceed 10% of the Subsidiary Shares in issue as at the date of the aforesaid Shareholders' approval (the "Subsidiary Refreshed Limit"). Subsidiary Options previously granted under the New Subsidiary Scheme and any other share option schemes (whether outstanding, cancelled, lapsed in accordance with its applicable rules or already exercised) will not be counted for the purpose of calculating the Subsidiary Refreshed Limit. The Company must send a circular to the Shareholders containing such information required under the Listing Rules.

(l) The maximum number of Subsidiary Shares which may be issued upon exercise of all outstanding Subsidiary Options granted and yet to be exercised under a New Subsidiary Scheme and any other share options schemes of the Relevant Subsidiary must not in aggregate exceed 30% of the nominal amount of the issued ordinary share capital of the Relevant Subsidiary from time to time.

(m) The total number of Subsidiary Shares in respect of which Subsidiary Options may be granted (together with Subsidiary Options exercised and Subsidiary Options then outstanding) under a New Subsidiary Scheme, and to be granted under any other share option schemes, shall not in aggregate exceed such number of Subsidiary Shares representing 10% of Subsidiary Shares in issue as at the date of approval of the New Subsidiary Scheme ("Subsidiary Scheme Mandate Limit") unless Shareholders' approval has been obtained pursuant to paragraphs (k) and (n). Subsidiary Options which have lapsed in accordance with terms of a New Subsidiary Scheme or any other share option schemes shall not be counted.

(n) Subject to paragraph (m), the Company may also seek separate approval from Shareholders in general meeting for the granting of Subsidiary Options beyond the New Subsidiary Scheme Mandate Limit provided the Subsidiary Options in excess of the limit are granted only to Eligible Participants specifically identified by the board of the Relevant Subsidiary before such approval is sought. The Company must send a Circular to the Shareholders containing a generic description of such specified Eligible Participants, the number and terms of Subsidiary Options to be granted, the purpose of granting Subsidiary Options to such Eligible Participants with an explanation as to how these Subsidiary Options serve such purpose and such other information required under the Listing Rules.

Maximum Entitlement of Each Eligible Participant

(o) The maximum number of Subsidiary Shares issued and which may fall to be issued upon the exercise of Subsidiary Options granted under a New Subsidiary Scheme and any other share option schemes (including both exercised and outstanding Subsidiary Options) to each Eligible Participant shall not exceed 1% of the Subsidiary Shares in issue for the time being in any 12 month period up to and including the Commencement Date (the "Subsidiary Individual Limit"). Any further grant of Subsidiary Options in excess of the Individual Limit must be approved by Shareholders in general meeting with such Eligible Participant and his or her associates abstaining from voting. The Company must send a circular to the Shareholders containing the identity of such Eligible Participant, the number and terms of the Subsidiary Options to be granted (and Subsidiary Options previously granted to such Eligible Participant) and such other information required under the Listing Rules.

Time of Exercise of Subsidiary Options

(p) A Subsidiary Option may be exercised in accordance with the terms of a New Subsidiary Scheme at any time during a period to be determined and notified by the directors of each Relevant Subsidiary to each Grantee, subject to a maximum period of 10 years from the Commencement Date of the New Subsidiary Scheme. The directors of each Relevant Subsidiary may provide terms, conditions, restrictions and/or limitations on the exercise of a Subsidiary Option during the period the Subsidiary Option may be exercised including, if appropriate, a minimum period for which the Subsidiary Option must be held or a performance target which must be achieved before the Subsidiary Option can be exercised.

Rights are personal to Grantee

(q) A Subsidiary Option is personal to the Grantee and shall not be transferable or assignable.

Rights on Death, Ill Health, Injury, Disability or Retirement

(r) If the Grantee of a Subsidiary Option is an Employee and ceases to be an Employee by reason of his or her death, ill health, injury, disability or retirement in accordance with his or her contract of employment and none of the events which would be a ground for termination of his or her employment as described under paragraph (aa)(iii) arises, the Grantee or, as the case maybe, his or her legal representative(s) shall be entitled to exercise all or any of the Subsidiary Options (to the extent not already exercised) at any time within a period of 12 months or such longer period as the board of the Relevant Subsidiary may determine, from the date of such cessation which shall be the last day on which the Grantee was at work with the company in the Subsidiary Group.

(s) If the Grantee of a Subsidiary Option is an individual other than an Employee and ceases to be an Eligible Participant by reason of his or her death, injury or disability and none of the events listed in paragraph (aa)(iv) happens, the Grantee or his or her legal representative(s) shall be entitled to exercise all or any of the Subsidiary Options (to the extent not already exercised) at any time within a period of 12 months following his or her death or injury, or the first day of ill health or disability (as the case may be) or such longer period as the board of the Relevant Subsidiary may determine.

Rights of Related Parties on Ceasing to be Eligible Participants

(t) If the Grantee of a Subsidiary Option is a Related Party of the Subsidiary Group and ceases to be an Eligible Participant for any reason other than his or her death, ill health, disability or retirement in accordance with his or her contract of employment (or any other contract to whom the Grantee is a party or otherwise binding on the Grantee) or the termination of his or her employment (or any other contract to whom the Grantee is a party or otherwise binding on the Grantee) on one or more of the grounds specified in paragraph (aa)(iii) or (iv), and provided that the Grantee is not or does not become an Employee, director, consultant, supplier, agent, partner or adviser of or contractor to any company in the Group or (at the direction of a company in the Group) an Affiliate immediately thereafter, unless the board of the Relevant Subsidiary otherwise determines, the Grantee may exercise the Subsidiary Option up to his or her entitlement at the date of cessation (to the extent not already exercised) at any time within the period of 1 month following the date of such

cessation, or such longer period as the board of the Relevant Subsidiary may determine. In relation to the part(s) and portion(s) of the Subsidiary Option that is not exercisable at the date of cessation, the board of the Relevant Subsidiary shall have absolute discretion in determining whether such part(s) or portion(s) of the Subsidiary Options shall continue to be in full force and effect notwithstanding the cessation.

(u) If the Grantee is a Related Party of the Subsidiary Group and ceases to be an Eligible Participant for any reason other than his or her death, ill health, injury, disability or retirement in accordance with his or her contract of employment (or any other contract to whom the Grantee is a party or otherwise binding on the Grantee) or the termination of his or her employment (or any other contract to whom the Grantee is a party or otherwise binding on the Grantee) on one or more of the grounds specified in paragraph (aa)(iii) or (iv), but the Grantee is, continues to be or otherwise becomes an Employee, director, consultant, supplier, agent, partner or adviser of or contractor to of any company in the Subsidiary Group or (at the direction of a company in the Subsidiary Group) an Affiliate immediately thereafter, the Grantee may exercise the Subsidiary Option up to his or her entitlement at the date of cessation (to the extent not already exercised) within such period as the board of the Relevant Subsidiary may determine, and, in relation to the part(s) and portion(s) of the Subsidiary Options that is not exercisable at the date of cessation, the board of the Relevant Subsidiary shall have absolute discretion in determining whether such part(s) or portion(s) of the Subsidiary Option shall continue to be in full force and effect notwithstanding the cessation.

(v) For the purposes of paragraphs (g), (r), (s), (t), (u), (x), (aa), and (ac), and where the context so permits, the word "Grantee" includes any Eligible Participant within any category described in paragraph (d)(i) that beneficially owns, is a beneficiary of or is a discretionary object of any Derivative Eligible Participant that is granted with a Subsidiary Option.

Effect of Reorganisation of Capital Structure

(w) In the event of a capitalization issue, rights issue, subdivision or consolidation of Subsidiary Shares or reductions of the share capital of the Relevant Subsidiary (other than an issue of Subsidiary Shares as consideration in respect of a transaction to which the Relevant Subsidiary is a party), while any Subsidiary Option remains exercisable, such corresponding alterations (if any) shall be made in:–

(i) the Subscription Price; and/or

(ii) the number or nominal amount of Subsidiary Shares comprised in the Subsidiary Option,

as the Directors (having received, for adjustments other than pursuant to a capitalization issue, a statement in writing from the Independent Professional Advisers that in their opinion the adjustments proposed are fair and reasonable) may deem appropriate, provided that any such adjustment will give a Grantee the same proportion of the equity capital of the Company to which that person was previously entitled. No such alteration shall be made the effect of which would be to enable any Subsidiary Shares to be issued at less than its nominal value.

Rights on Compromise or Arrangement

(x) If a compromise or arrangement between the Relevant Subsidiary and shareholders or creditors of the Relevant Subsidiary is proposed in connection with a scheme for the reconstruction or amalgamation of the Relevant Subsidiary, the Relevant Subsidiary shall give notice thereof to all Grantees (or their legal personal representatives) on the same day as it gives notice of the meeting to shareholders or creditors of the Relevant Subsidiary and all or any of the Subsidiary Options (to the extent not already exercised) shall become exercisable on such date and the Grantee may at any time thereafter until the earlier of (i) 2 calendar months after that date and (ii) the date on which such compromise or arrangement is sanctioned by the court, exercise all or any of the Subsidiary Options (to the extent not already exercised) in whole or in part, but the exercise of a Subsidiary Option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. Upon such compromise or arrangement becoming effective, all Subsidiary Options shall lapse except insofar as previously exercised under the New Subsidiary Scheme. The Relevant Subsidiary may require the Grantee (or his or her legal personal representatives) to transfer or otherwise deal with the Subsidiary Shares as a result of the exercise of Subsidiary Option in these circumstances so as to place the Grantee in the same position as nearly as would have been the case had such Subsidiary Shares been subject to such compromise or arrangement.

Rights on General Offer

(y) If a scheme or contract involving transfer of Subsidiary Shares whether by way of take-over, share repurchase offer or scheme of arrangement or otherwise in like manner is made to all the holders of Subsidiary Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in concert with the offeror), the Grantee (or his or her legal personal representative(s)) may by notice in writing to the Relevant Subsidiary exercise all or any of the Subsidiary Options (to the extent not already exercised) in whole or in such part as specified in such notice at any time within such period as prescribed in the Applicable Legislation after the date on which the offer becomes or is declared unconditional.

Rights on Voluntary Winding Up

(z) In the event a notice is given by the Relevant Subsidiary to its shareholders to convene a general meeting for the purposes of considering, and if thought fit, approving a resolution to voluntarily wind-up the Relevant Subsidiary, the Relevant Subsidiary shall on the same date as or soon after it despatches such notice to each shareholder of the Relevant Subsidiary give notice thereof to all Grantees (together with a notice of the existence of the provisions of this Clause) and each Grantee (or his or her legal personal representatives) may by notice in writing to the Company (such notice to be received by the Company not later than 2 business days prior to the proposed general meeting) exercise any of all the Subsidiary Options (to the extent not already exercised) in whole or in part and the Relevant Subsidiary shall as soon as possible and in any event, no later than the business day immediately prior to the date of the proposed general meeting referred to above, allot the relevant Subsidiary Shares to the Grantee credited as fully paid.

Lapse of Subsidiary Options

(aa) A Subsidiary Option shall lapse automatically (to the extent not already exercised) on the earliest of:–

(i) the expiry of the Option Period;

(ii) to the extent it relates to such portion of the Subsidiary Option that is able to be exercised, the expiry of any of the periods referred to in paragraphs (r) to (u), (x) to (z);

(iii) in respect of the Grantee being an Employee, the date on which the Grantee ceases to be an Employee by reason of the termination of his or her employment on the grounds that:–

(1) the Grantee has been guilty or misconduct;

(2) the Grantee has committed any act of bankruptcy or otherwise is unable or has no reasonable prospect of being able to pay his or her debts;

(3). the Grantee has become insolvent or has made any arrangement or composition with his/her/its creditors generally;

(4) the Grantee has been convicted of any criminal offence against any company in the Subsidiary Group involving fraud or his or her integrity or honesty, or

(5) the Grantee has caused a material breach of any of the terms or covenants of his or her employment to the effect that any company in the Subsidiary Group may terminate such Grantee's employment for cause or without notice or otherwise on any ground of summary dismissal under applicable labour laws.

(iv) in respect of the Grantee not being an Employee, the date on which the board of the Relevant Subsidiary in its absolute discretion determines that:–

(1) the Grantee has committed any breach or is non-compliant with any provision in any agreement or contract entered into between the Grantee and a company in the Subsidiary Group or an Affiliate;

(2) the Grantee (being an individual) has committed any act of bankruptcy, or otherwise is unable or has no reasonable prospect of being able to pay his or her debts;

(3) the Grantee (being a corporation) has ceased or suspended payment of its debts, or becomes unable to pay its debts; or

(4) the Grantee has otherwise become insolvent or has made any arrangements or composition with his/her/its other creditors generally; or

(5) any liquidator, provisional liquidator, receiver or any person carrying out any similar function has been appointed anywhere in the world in respect of the whole or any part of the assets or undertakings of the Grantee.

(v) the date of the commencement of the winding-up of the Relevant Subsidiary;

(vi) the date on which the board of the Relevant Subsidiary may prescribe at the time of the offer of grant of the Subsidiary Option; and

(vii) the date on which the board of the Relevant Subsidiary determines the Subsidiary Option shall lapse due to the Grantee committing a breach of or being non-compliant with any obligation or provision of any of the terms, conditions, restrictions and/or limitations attached to the grant of the Subsidiary Option .

Ranking of Subsidiary Shares

(ab) Subsidiary Shares allotted upon the exercise of a Subsidiary Option will be subject to all the provisions of the Bye-laws and, subject to the terms, conditions, restrictions and/or limitations upon which the Subsidiary Option shall be granted to the Grantee, will rank pari passu with the fully paid Subsidiary Shares in issue on the date of the exercise of a Subsidiary Option and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment of Subsidiary Shares other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the date of allotment of Subsidiary Shares. A Subsidiary Share allotted and issued upon the exercise of a Subsidiary Option shall not carry voting rights until the completion of the registration of the Grantee as the holder thereof.

Alteration of the New Subsidiary Scheme

(ac) The provisions of a New Subsidiary Scheme may be altered in any respect by resolution of the board of the Relevant Subsidiary except for the provisions of a New Subsidiary Scheme relating to matters contained in Rule 17.03 of the Listing rules shall not be altered to the advantage of Grantees or prospective Grantees except with the prior sanction of a resolution of the Shareholders in general meeting (subject to the prior approval of the Stock Exchange to any material alteration except where the amendments take effect automatically under the existing terms of a New Subsidiary Scheme). No such alteration shall operate to affect adversely the terms of issue of any Subsidiary Options granted or agreed to be granted prior to such alteration except with the consent or sanction of such majority of the Grantees as would be required of the shareholders of the Relevant Subsidiary under its Bye-laws for the time being for a variation of the rights attached to the Subsidiary Shares.

(ad) Any amended terms of a New Subsidiary Scheme must comply with the relevant requirements of the Listing Rules.

Grant of Subsidiary Options to certain Connected Persons

(ae) Any Subsidiary Option granted to a director, chief executive or substantial shareholder of the Company or any of their respective associates must be approved by the independent non-executive directors of the Company, excluding any independent non-executive director of the Company who is a Grantee of a Subsidiary Option.

(af) Where any grant of a Subsidiary Option to a substantial shareholder of the Company, an independent non-executive director of the Company or any of their respective associates would result in Subsidiary Shares issued and to be issued upon exercise of all Subsidiary Options already granted and to be granted (including Subsidiary Options exercised, cancelled and outstanding) to such person in the 12 month period up to and including the date of such grant of Subsidiary Option:–

(i) representing in aggregate over 0.1% of the Subsidiary Shares in issue for the time being; and

(ii) (where the Subsidiary Shares are listed on the Stock Exchange) having an aggregate value, based on the closing price of the Subsidiary Shares at the date of each grant, in excess of HK$5 million,

then such further grant of Subsidiary Options must be approved by Shareholders in general meeting by way of poll and a circular shall be sent to the Shareholders in accordance with the Listing Rules. All connected persons (having its meaning ascribed to it under Rule 1.01 of the Listing Rules) of the Company must abstain from voting at such general meeting, except that any connected person may vote against the relevant resolution at the general meeting provided that his or her intention to do so has been stated in the circular.

Termination, Cancellation, Assumption and Substitution

(ag) Subject to the Listing Rules providing to the contrary, the Relevant Subsidiary, by resolution in general meeting or of the board of the Relevant Subsidiary, may at any time terminate the operation of a New Subsidiary Scheme and in such event no further Subsidiary Options will be offered or granted but Subsidiary Options granted prior to such termination shall continue to be valid and exercisable in accordance with a New Subsidiary Scheme.

(ah) The board of the Relevant Subsidiary shall have absolute discretion to cancel any Subsidiary Options granted at anytime to any Grantee which has neither lapsed nor been exercised in full (or any part of portion thereof) at any time, with the agreement of the Grantee provided that if the Relevant Subsidiary shall issue a new Subsidiary Option to the same Grantee, the issue of such new Subsidiary Option shall be made with available unissued Subsidiary Options (excluding all cancelled Subsidiary Options) within the limits referred to in paragraph (k) to (o).

(ai) Notwithstanding any other provisions in a New Subsidiary Scheme, at any time prior to the Subsidiary Shares becoming listed or readily tradable on a Recognized Exchange, the board of the Relevant Subsidiary may in its sole discretion provide that any Subsidiary Options may be assumed by any company or entity which becomes a Holding Company or otherwise acquires majority control of the Relevant Subsidiary, or may be substituted by a similar option or award under the remuneration or compensation plans of such company or entity with such terms, in the reasonable opinion of the board of the Relevant Subsidiary, that are no less favourable than those of the Subsidiary Option so assumed or substituted.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

NOTICE IS HEREBY GIVEN that a special general meeting of the shareholders of e-Kong Group Limited (the "Company") will be held at Suite 2101-3, K. Wah Centre, North Point, Hong Kong on Friday, 28 June 2002 at 10:30 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company to be convened at 10:00 a.m. on the same day and at the same place) or any adjournment thereof for the purposes of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions:

ORDINARY RESOLUTIONS

1. "**THAT** the board of directors of the Company be and is hereby authorised to make such amendments to the Existing Share Option Scheme (as defined in the circular despatched to the shareholders of the Company on 12 June 2002 (the "Circular") and produced to the meeting marked "A" and for purpose of identification signed by the Chairman) as it shall in its opinion deem fit or desirable in order to ensure that the provisions relating to, inter alia, exercise of options under the Existing Share Option Scheme shall be substantially consistent with the relevant provisions contained in the New Share Option Scheme (as defined in the Circular); and **THAT** the board of directors of the Company be and is hereby further authorised to pass such resolutions and to do all such further acts and things and to take all such steps and actions and to execute all such documents on behalf of the Company as may be necessary, desirable or expedient in order to give effect to the aforesaid amendments to the Existing Share Option Scheme."

2. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares of the Company which may fall to be issued by the Company pursuant to the exercise of any options granted under the New Share Option Scheme (as defined in the Circular), which shares shall not exceed 10% of the issued ordinary share capital of the Company for the time being, the New Share Option Scheme (the rules of which are set out in the printed document marked "B" produced to this meeting and for the purpose of identification signed by the Chairman) be and is hereby approved and adopted with effect from the close of this meeting; and **THAT** the board of directors of the Company be and is hereby authorised to do all such further acts and things and to take all such steps and actions and to execute all such documents on behalf of the Company as may be necessary, desirable or expedient in order to give effect to the New Share Option Scheme, including without limitation, to issue and allot shares in the capital of the Company on terms therein mentioned."

3. "**THAT** subject to and conditional upon the passing of Resolution no. 2 set out in this Notice and the New Share Option Scheme taking effect in accordance with its terms, and subject further to the completion by the board of directors of the Company of all necessary actions to implement Resolution No. 1 set out in this Notice, the Existing Share Option Scheme be and is hereby terminated with effect from the close of this meeting."

4. "**THAT** the New Scheme Rules and Procedures for Subsidiaries (as defined in the Circular, which are set out in the printed document marked "C" produced to this meeting and for the purpose of identification signed by the Chairman) be and are hereby approved and adopted; and **THAT** the board of directors of the Company be and is hereby authorised to do all such further acts and things and to take all such steps and actions and to execute all such documents on behalf of the Company as may be necessary, desirable or expedient in order to implement and/or give effect to the New Scheme Rules and Procedures for Subsidiaries, and, subject to and conditional upon shareholders of each Relevant Subsidiary (as defined in the Circular) having approved the adoption of the New Subsidiary Scheme (as defined in the Circular) under the terms and conditions as set forth in the New Scheme Rules and Procedures for Subsidiaries, the application thereof to Relevant Subsidiaries, including without limitation, to issue and allot shares in the capital of each Relevant Subsidiary on terms therein mentioned."

5. "**THAT** subject to and conditional upon the passing of Resolution no. 4 set out in this Notice and the New Scheme Rules and Procedures for Subsidiaries taking effect in accordance with its terms, the Existing Scheme Rules and Procedures for Subsidiaries (as defined in the Circular) be and is hereby cancelled with effect from the close of this meeting."

By Order of the Board of
e-Kong Group Limited
Wang Poey Foon, Angela
Company Secretary

Hong Kong, 12 June 2002

Notes:

1. A member of the Company entitled to attend and vote at the Special General Meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote in his/her stead. A member may appoint a proxy in respect of part only of his/her holding of shares in the Company. A proxy need not be a member of the Company.

2. To be valid, a form of proxy together with a power of attorney or other authority, if any, under which it is signed or a certified copy of that power of attorney or authority must be deposited at the Company's branch share registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude any member from attending and voting in person should you so wish.

3. In case of joint registered holders of any shares, any one of such persons may vote at the Special General Meeting, either personally or by proxy, in respect of such shares as if he/she was solely entitled thereto, but if more than one of such joint holders be present at the Special General Meeting personally or by proxy, that one of the said persons so present whose name stands first in the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

4. A form of proxy for use at the Special General Meeting is enclosed herewith.

e-K港NG

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

SPECIAL GENERAL MEETING
FORM OF PROXY

Form of proxy for use by shareholders of e-Kong Group Limited (the "Company") at a special general meeting (the "Meeting") to be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong on Friday, 28 June 2002 at 10:30 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company to be convened at 10:00 a.m. on the same day and at the same place) (or at any adjourned meeting).

I/We *(Note a)* ______________________________

of ______________________________

being the registered holder(s) of ______________________________ ordinary shares *(Note b)* of HK$0.02 each in the capital of the Company, HEREBY APPOINT THE CHAIRMAN OF THE MEETING *(Note c)* or

____

of ______________________________

as my/our proxy to vote and act for me/us at the Meeting to be held at Suite 2101-3, K. Wah Centre, 191 Java Road, North Point, Hong Kong on Friday, 28 June 2002 at 10:30 a.m. (or as soon as possible after conclusion or adjournment of the Annual General Meeting of the Company to be convened at 10:00 a.m. on the same day and at the same place) (or at any adjournment thereof) for the purposes of considering and, if thought fit, passing the ordinary resolutions set out in the notice convening the Meeting and at such Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the ordinary resolutions as indicated below *(Note d)*. If no such indication is given, as my /our proxy thinks fit.

RESOLUTIONS	FOR	AGAINST
Ordinary resolution numbered 1 *(Note e)*		
Ordinary resolution numbered 2 *(Note e)*		
Ordinary resolution numbered 3 *(Note e)*		
Ordinary resolution numbered 4 *(Note e)*		
Ordinary resolution numbered 5 *(Note e)*		

Shareholder's signature ______________________________ Dated this __________ day of __________ 2002

Notes:

(a) Full name(s) and address(es) to be inserted in **BLOCK CAPITALS**.

(b) Please insert the number of ordinary shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

(c) If any proxy other than the Chairman is preferred, strike out "the Chairman of the Meeting" here and insert the name and address of the proxy desired in the space provided. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.**

(d) **IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST".** Failure to tick any box will entitle your proxy to cast your vote at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

(e) The full text of the resolutions appear in the notice of the Meeting dated 12 June 2002.

(f) This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

(g) Where there are joint registered holders of any shares, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such persons be present at the Meeting personally or by proxy, that one of such persons so present whose name stands first on the register of members of the Company in respect of such share shall alone be entitled to vote in respect thereof.

(h) To be valid, this form of proxy, together with a power of attorney or other authority, if any, under which it is signed or a certified copy of such power of attorney or authority, must be deposited at the Company's branch share registrars in Hong Kong, Secretaries Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the Meeting or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude any member from attending and voting at the Meeting in person should you so wish. In the event that you attend the Meeting after having lodged this form of proxy, the form of proxy will be deemed to have been revoked.

(i) The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

4. 「**動議**：批准及採納附屬公司新計劃規則及程序（定義見通函，其載於註有「C」字樣之列印文件內，有關文件已提呈本大會並由主席簽署以資識別）；及**動議**：授權本公司董事會作出所有必需、適當或合宜之進一步行動及事宜、採取所有必需、適當或合宜之步驟及行動，以及代表本公司簽立所有必需、適當或合宜之文件，以實行及／或執行附屬公司新計劃規則及程序，以及待各有關附屬公司（定義見通函）批准採納按附屬公司新計劃規則及程序制定之附屬公司新計劃（定義見通函）後，將之應用於有關附屬公司，包括但不限於根據當中所載之條款發行及配發各有關附屬公司股本中之股份。」

5. 「**動議**：待本通告所載第4項決議案獲通過後及附屬公司新計劃規則及程序根據其條款生效後，取消附屬公司現有計劃規則及程序（定義見通函），並自本大會結束時起生效。」

承董事會命
e-Kong Group Limited
公司秘書
王培芬

香港，二零零二年六月十二日

附註：

1. 凡有權出席上述通告所召開之股東特別大會（或其任何續會）並於會上投票之本公司股東，均有權委任一位代表代其出席大會及投票。股東可僅就其持有之部份本公司股份委任代表。受委代表毋須為本公司股東。

2. 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經認證之授權書或授權文件副本，必須於大會或其任何續會指定舉行時間48小時前送達本公司之股份過戶登記處香港分處秘書商業服務有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。填妥及交回代表委任表格後，股東仍可親身出席大會及於會上投票。

3. 如屬任何股份之聯名登記持有人，則任何一名均可就該股份在股東特別大會上親自或委派代表投票，猶如其為唯一有權投票之人士，惟倘超過一名聯名持有人親身或委派代表出席股東特別大會，則僅有在本公司股東名冊就有關股份名列首位之聯名持有人方有權就其所持股份投票。

4. 隨附股東特別大會適用之代表委任表格。

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

茲通告e-Kong Group Limited(「本公司」)謹訂於二零零二年六月二十八日(星期五)上午十時三十分(或緊隨本公司於同日上午十時正在同地點舉行之股東週年大會結束或休會後)在香港北角渣華道191號嘉華國際中心2101-3室舉行股東特別大會(或其任何續會),以考慮並酌情通過下列將提呈為普通決議案之決議案:

普通決議案

1. 「**動議**:授權本公司董事會對現有購股權計劃(定義見本公司於二零零二年六月十二日刊發予各股東之通函(「通函」),其註有「A」字樣之副本已提呈大會並由主席簽署以資識別)作出其認為合適或合宜之修訂,確保有關(其中包括)根據現有購股權計劃行使購股權之規定將大致上與新購股權計劃(定義見通函)所載之有關規定符合一致;及**動議**:進一步授權本公司董事會通過必需、適當或合宜之決議案、作出所有必需、適當或合宜之進一步行動及事宜、採取所有必需、適當或合宜之步驟及行動,以及代表本公司簽立所有必需、適當或合宜之文件,使現有購股權計劃之上述修訂得以生效。」

2. 「**動議**:待香港聯合交易所有限公司上市委員會批准本公司因行使在新購股權計劃(定義見通函)下授出之購股權而將予發行之本公司股份(上述股份不得超逾本公司當時已發行普通股股本10%)上市及買賣後,批准及採納新購股權計劃(其規則載於註有「B」字樣之列印文件內,有關文件已提呈本大會並由主席簽署以資識別),並自本大會結束時起生效;及**動議**:授權本公司董事會作出所有必需、適當或合宜之進一步行動及事宜、採取所有必需、適當或合宜之步驟及行動,以及代表本公司簽立所有必需、適當或合宜之文件,使新購股權計劃得以生效,包括但不限於根據當中所載之條款發行及配發本公司股本中之股份。」

3. 「**動議**:待本通告所載第2項決議案獲通過後及新購股權計劃根據其條款生效後,以及在本公司董事會完成所有所需行動以實行本通告所載第1項決議案之進一步規限下,終止現有購股權計劃,並自本大會結束時起生效。」

(af) 如向本公司之主要股東或本公司之獨立非執行董事或彼等各自之任何聯繫人士授出附屬公司購股權，會令至有關人士於獲授附屬公司購股權當日（包括當日）止之12個月期間內所有已授予或將授予之附屬公司購股權（包括已行使、註銷或尚未行使之附屬公司購股權）予以行使後所發行及將發行之附屬公司股份：－

(i) 合計超逾當時已發行附屬公司股份0.1%；及

(ii) （倘附屬公司股份乃於聯交所上市）按附屬公司股份於授出附屬公司購股權當日之收市價計算之總值超逾5,000,000港元，

則該等再行授予之附屬公司購股權須經股東在股東大會上透過投票表決方式批准，並須根據上市規則向股東寄發通函。在有關股東大會上，本公司之所有關連人士（按上市規則第1.01條賦予該詞之涵義）必須棄權投票，除非該關連人士將在股東大會上就有關決議案投反對票，並已於通函中表明其意向。

終止、註銷、承受及取代

(ag) 除非上市規則有相反的規定，否則有關附屬公司可透過在股東大會上或有關附屬公司之董事會通過決議案，隨時終止附屬公司新計劃之運作及在此情況下，不得再行提呈或授出任何附屬公司購股權，惟於該終止前授出之附屬公司購股權將繼續有效並可根據附屬公司新計劃之規定予以行使。

(ah) 待有關承授人同意後，有關附屬公司之董事會可絕對酌情決定註銷任何先前已授予任何承授人惟尚未失效或全面（或部份）行使之附屬公司購股權。惟倘有關附屬公司向同一承授人再發行新附屬公司購股權時，則有關附屬公司僅可在第(k)至(o)段所述之限額中之尚有未發行附屬公司購股權（不包括所有已註銷附屬公司購股權）發行新附屬公司購股權。

(ai) 儘管附屬公司新計劃有任何其他規定，在附屬公司股份在認可交易所上市或可供買賣前任何時間，有關附屬公司之董事會可絕對酌情決定附屬公司購股權可由已成為控股公司或已收購有關附屬公司主要股權之公司或實體承受，或可按有關附屬公司之董事會合理認為不遜於上述獲承受或取代之附屬公司購股權之條款，以上述公司或實體之酬金或賠償計劃下之類似購股權或獎賞取代。

(v) 有關附屬公司開始清盤之日；

(vi) 有關附屬公司董事會於提呈授出附屬公司購股權時可能訂明之日期；及

(vii) 有關附屬公司董事會因為承授人違反或未能遵守授出附屬公司購股權所附任何條款、條件、限制及／或規限之任何責任或規定而釐定附屬公司購股權失效之日。

附屬公司股份之地位

(ab) 因行使附屬公司購股權而配發之附屬公司股份須受公司細則之所有規定所限制及根據向承授人授出附屬公司購股權之條款、條件、限制及／或規限所限制，有關附屬公司股份將與附屬公司購股權行使當日之已發行繳足附屬公司股份享有同等權益。因此，其持有人有權參與配發附屬公司股份之日或之後所支付或作出之所有股息或其他分派，惟先前已宣派或建議或議決支付或作出而記錄日期為配發股份之日或之前之任何股息或其他分派除外。因行使附屬公司購股權而配發及發行之附屬公司股份在承授人登記成為其持有人之手續完成前，不會附有投票權。

附屬公司新計劃之修訂

(ac) 附屬公司之董事會可透過決議案更改附屬公司新計劃之條文，惟附屬公司新計劃中有關上市規則第17.03條所載事項之規定，不得作出對承授人或準承授人有利之修訂，但如已在股東大會上透過股東決議案作出事前批准者則除外（在取得聯交所就任何重大修訂作出事前批准之規限下，除非有關更改乃根據附屬公司新計劃之現有條款自動生效）。有關修訂不得對已授出或於有關修訂前已同意授出之附屬公司購股權之發行條款構成不利影響，除非已獲大多數承授人按為修訂附屬公司股份所附帶之權利而獲股東根據當時之公司細則所要求之同意及批准之同樣方式作出同意及批准則作別論。

(ad) 附屬公司新計劃之任何修訂條款必須符合上市規則之相關規定。

向若干關連人士授予附屬公司購股權

(ae) 凡向本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士授出附屬公司購股權，必須獲本公司獨立非執行董事（不包括身為附屬公司購股權承授人之本公司獨立非執行董事）批准。

附屬公司購股權之失效

(aa) 附屬公司購股權(以尚未行使者為限)將於下列情況下自動失效(以較早者為準):—

(i) 購股權期間屆滿之日;

(ii) 就可予行使之附屬公司購股權部份而言,第(r)至(u)、(x)至(z)段所述之任何期間屆滿之日;

(iii) 就身為僱員之承授人而言,承授人因為下列理由被終止僱用而終止為僱員之日:—

(1) 承授人觸犯失當行為;

(2) 承授人破產或未能償還債項或並無償還債項的合理前景;

(3) 承授人無力償債或與其他債權人達成債務安排或債務重組協議;

(4) 承授人被裁定觸犯涉及其品格或誠信問題有關附屬公司集團旗下任何公司之任何刑事罪行;或

(5) 承授人嚴重違反其任何僱用條款或契諾,致使附屬公司集團旗下任何公司可因此或在沒有通知之情況下或基於適用勞工法例之即時解僱理由終止其僱用。

(iv) 就非為僱員之承授人而言,有關附屬公司之董事會絕對酌情決定下列各項之日期:—

(1) 承授人違反或未能遵守其與附屬公司集團旗下公司或聯屬公司訂立之任何協議或合約之任何規定;

(2) 承授人(作為個人)破產或未能償還債項或並無償還債項的合理前景;

(3) 承授人(作為公司)終止或暫緩償還債項或未能償還債項;

(4) 承授人無力償債或與其他債權人達成債務安排或債務重組協議;或

(5) 已於任何地方就承授人之全部或任何部份資產或承擔委任清盤人、臨時清盤人、破產管理人或進行類似工作之任何人士。

於訂立債務妥協或安排時之權利

(x) 倘有關附屬公司及有關附屬公司之股東或債權人就有關附屬公司之重組計劃或合併而提呈債務妥協或安排，則有關附屬公司須就此於其向股東或債權人發出大會通告之同日，向所有承授人（或彼等法定個人代表）作出有關通知，而所有或任何附屬公司購股權（以尚未行使者為限）將自該日起可予以行使及承授人可於此後起至(i)該日後兩個曆月或(ii)法院批准有關債務妥協或安排之日（以較早者為準）期內，隨時全數或部份行使所有或任何附屬公司購股權（以尚未行使者為限），惟上述般行使附屬公司購股權須待有關債務妥協或安排獲法院批准並生效後方可作實。待有關債務妥協或安排生效後，除了先前已根據附屬公司新計劃行使之附屬公司購股權外，所有附屬公司購股權將告失效。有關附屬公司可要求承授人（或其法定個人代表）轉讓或以其他方式處置在此等情況下行使附屬公司購股權而已發行之附屬公司股份，旨在使承授人處於猶如有關附屬公司股份須受有關債務妥協或安排之限制類似情況一樣。

全面收購時之權利

(y) 倘向所有附屬公司股份持有人（或要約人及／或要約人所控制之任何人士及／或與要約人一致行動之任何人士以外之所有持有人）作出涉及轉讓附屬公司股份之計劃或合約（不論是透過公司收購、股份購回或債務償還安排或類似安排），則承授人（或其法定個人代表）可在上述建議成為或被宣佈為無條件後起計之於適用法規所訂明之期間內，隨時透過向有關附屬公司發出書面通知，全數或按有關通告所示數額行使所有或任何附屬公司購股權（以尚未行使者為限）。

自動清盤時之權利

(z) 倘有關附屬公司向其股東發出通告，召開股東大會以考慮並酌情批准有關附屬公司自動清盤之決議案，則有關附屬公司須於發出有關通告予其股東之同日或隨即就此向所有承授人發出有關通知（連同存在本條之規定之通知）而各承授人（或其法定個人代表）可透過向本公司發出書面通知（本公司必須於建議股東大會舉行日期前兩個營業日前接獲有關通知），隨時全面或部份行使所有或任何附屬公司購股權（以尚未行使者為限），而有關附屬公司必須盡快及無論如何必須於緊接上述建議股東大會舉行日期前之營業日前，配發有關附屬公司股份予承授人，並入賬列作繳足股份。

隨時行使最多達其於終止日期已可行使之附屬公司購股權(惟以尚未行使者為限)。就終止日期未行使之附屬公司購股權部份而言,有關附屬公司董事會將可絕對酌情決定,有關附屬公司購股權部份是否仍然繼續具有十足效力及作用,儘管上述終止。

(u) 倘承授人為附屬公司集團之相關人士,而其非因身故、健康欠佳、受傷、殘疾或根據僱傭合約(或承授人所訂或受其約束之任何其他合約)退休或由於第(aa)(iii)或(iv)段所載之一項或多項理由被終止其聘用合約(或承授人所訂或受其約束之任何其他合約)之任何理由,而終止為合資格參與者,惟有關承授人為、繼續為或緊隨其後成為附屬公司集團旗下任何公司或(在附屬公司集團旗下公司之指示下)聯屬公司之僱員、董事、諮詢人、供應商、代理、夥伴或顧問或承判商,則承授人有權於有關附屬公司董事會可能釐定之期間內行使最多達其於終止日期已可行使之附屬公司購股權(惟以尚未行使者為限),而就終止日期未行使之附屬公司購股權部份而言,有關附屬公司董事會將可絕對酌情決定,有關附屬公司購股權部份是否仍然繼續具有十足效力及作用,儘管上述終止。

(v) 就第(g)、(r)、(s)、(t)、(u)、(x)、(aa)及(ac)段而言及在文義許可之情況下,「承授人」一詞包括任何實益擁有任何獲授附屬公司購股權之衍生合資格參與者,或為其受益人或全權信託對象之屬於第(d)(i)段所述之合資格參與者。

資本架構重組之影響

(w) 倘進行資本化發行、供股、拆細或合併附屬公司股份或或削減有關附屬公司股本(不包括發行附屬公司股份作為有關附屬公司訂立之交易之代價),而尚有附屬公司購股權仍未獲行使,則董事(在接獲獨立專業顧問就根據資本化發行以外之調整作出之書面聲明表示彼等認為建議調整公平合理後)須就下列各項作出其認為合適之相應調整(如有):—

(i) 認購價;及／或

(ii) 附屬公司購股權中附屬公司股份之數目或面值,

惟就任何上述調整而言,必須確保承授人所佔本公司股本比例,與其於調整前應得者相同。任何此等調整不得導致附屬公司股份以低於面值之價格發行。

行使附屬公司購股權之時限

(p) 附屬公司購股權可根據附屬公司新計劃之條款,在各有關附屬公司董事釐定及知會各承授人之期間內隨時予以行使,惟有關期間由附屬公司新計劃之開始日期起計不得超過10年。各有關附屬公司董事可訂定於附屬公司購股權行使期內行使附屬公司購股權之條款、條件、限制及／或規限,包括(倘適用)持有附屬公司購股權之最短期限或在行使附屬公司購股權前必須達致之表現指標。

承授人個人所有之權利

(q) 附屬公司購股權乃承授人個人所有,不得轉讓或轉付。

身故、健康欠佳、受傷、殘疾或退休時之權利

(r) 倘附屬公司購股權承授人為僱員,而其由於身故、健康欠佳、受傷、殘疾或根據僱傭合約退休之理由而終止為僱員,及第(aa)(iii)段所載足以導致終止其僱用之事項均沒發生,則有關承授人或(視情況而定)其法定代表有權於該終止日起計12個月期間內(或有關附屬公司董事會可能釐定之較長期間)隨時行使其所有或任何附屬公司購股權(惟以尚未行使者為限)。該終止日期為承授人在附屬公司集團旗下公司之最後工作日期。

(s) 倘附屬公司購股權承授人(為個人)並非僱員,而其由於身故、受傷、殘疾之理由而終止為合資格參與者,且第(aa)(iv)段所述之事項並沒發生,則有關承授人或其法定代表有權自其身故或受傷或健康欠佳或殘疾首日(視何者適用)後起計12個月期間內(或有關附屬公司董事會可能釐定之較長期間)隨時行使其所有或任何附屬公司購股權(以尚未行使者為限)。

相關人士終止為合資格參與者之權利

(t) 倘附屬公司購股權承授人為附屬公司集團之相關人士,而其非因身故、健康欠佳、殘疾或根據僱傭合約(或承授人所訂或受其約束之任何其他合約)退休或由於第(aa)(iii)或(iv)段所載之一項或多項理由被終止聘用合約(或承授人所訂或受其約束之任何其他合約)之任何理由,而終止為合資格參與者,及惟有關承授人並非或不會緊隨其後成為本集團旗下任何公司或(在本集團旗下公司之指示下)聯屬公司之僱員、董事、諮詢人、供應商、代理、夥伴或顧問或承判商,除非有關附屬公司董事會已另行決定外,否則承授人有權於該終止日期後起計1個月內(或有關附屬公司董事會可能釐定之較長期間)

附屬公司股份數目上限

(k) 在第(m)段之規限下，本公司可隨時透過在股東大會上取得股東批准更新附屬公司新計劃授權限額，惟更新附屬公司新計劃授權限額不得超逾於上述股東批准當日之附屬公司已發行附屬公司股份10%（「附屬公司更新限額」）。就計算附屬公司更新限額而言，先前根據附屬公司新計劃及任何其他購股權計劃授出之附屬公司購股權（不論是尚未行使、已註銷、根據其適用規則經已失效或經已行使）不會計算在內。本公司必須向股東寄發通函，當中須載列上市規則規定之資料。

(l) 因行使根據附屬公司新計劃及有關附屬公司之任何其他購股權計劃所有已授出惟尚未行使之附屬公司購股權而須予發行之附屬公司股份最高數目，不得超逾有關附屬公司不時已發行普通股股本面值30%。

(m) 根據附屬公司新計劃可授出之附屬公司購股權（連同已行使附屬公司購股權及當時尚未行使之附屬公司購股權）及根據任何其他購股權計劃將授出之附屬公司購股權而發行之附屬公司股份總數，合共不得超逾於批准附屬公司新計劃當日之已發行附屬公司股份10%（「附屬公司計劃授權限額」），但如已根據第(k)及(n)段取得股東批准則作別論。根據附屬公司新計劃或任何其他購股權計劃之條款而失效之附屬公司購股權則不會計算在內。

(n) 在第(m)段之規限下，本公司亦可透過在股東大會上另行取得股東批准，授出超逾附屬公司新計劃授權限額之附屬公司購股權，惟有關超逾限額之附屬公司購股權僅可授予在尋求上述批准前有關附屬公司之董事會已特別指定之合資格參與者。本公司必須向股東寄發通函，當中須載列上述特別指定合資格參與者之整體性簡介、將授予之附屬公司購股權之數目及授出條件、向上述合資格參與者授出附屬公司購股權之目的及解釋該等附屬公司購股權如何達到有關目的，以及上市規則規定之其他資料。

各合資格參與者之最高配額

(o) 各合資格參與者在截至開始日期（包括該日）止任何12個月期間內，根據附屬公司新計劃及任何其他購股權計劃獲授之附屬公司購股權（包括已行使及尚未行使之附屬公司購股權）予以行使時所發行及可予發行之最高附屬公司股份數目不得超逾當時已發行之附屬公司股份1%（「附屬公司個人限額」）。在授出超過附屬公司個人限額之額外附屬公司購股權時，則必須獲股東在股東大會上作出批准，而有關合資格參與者及其聯繫人士須棄權投票。本公司必須向股東寄發通函，當中須載列有關合資格參與者之身份、將授予之附屬公司購股權（以及以往授予有關合資格參與者之附屬公司購股權）之數目及授出條件，以及上市規則規定之其他資料。

認購價

(e) 在第(f)段及上市規則之規定之規限下，任何附屬公司購股權之認購價（須根據第(w)段作出調整）將為有關附屬公司董事會絕對酌情釐定之價格，且將不少於附屬公司股份面值，惟倘附屬公司購股權擬作為在美國稅務法律下之獎勵性購股權，則其認購價不得少於附屬公司股份之公平市值。

(f) （倘適用）(a)在提交A1表格（定義見上市規則）（或在聯交所創業板或海外交易所上市所須之同性質表格）前6個月起至有關附屬公司上市日期止期內任何時間授出之任何附屬公司購股權之認購價，將不得低於新發行價（如有）；及(b)在附屬公司股份在聯交所上市後，任何附屬公司購股權之認購價將不少於：(i)附屬公司股份於開始日期在聯交所每日報價表所示之收市價；(ii)附屬公司股份在緊接開始日期前5個營業日在聯交所每日報價表所示之平均收市價；或(iii)附屬公司股份面值（以三者之最高為準）。

授出附屬公司購股權

(g) 授出附屬公司購股權之要約須透過有關附屬公司董事會不時釐定之書面格式向合資格參與者作出，當中須列明將授出附屬公司購股權之條款、條件、限制及規限。除非有關附屬公司董事另行釐定並於授出附屬公司購股權予承授人之要約中列明，否則承授人在行使任何附屬公司購股權前，毋須達成任何表現指標。

(h) 在有關附屬公司於要約日期起計28日內任何營業日接獲經承授人正式簽署附屬公司董事會就有關接納授出附屬公司購股權要約不時釐定之格式之回覆，連同支付予有關附屬公司作為獲授附屬公司購股權代價之1.00港元（或相等美元金額）時，附屬公司購股權將被視作已獲授出、接納及生效。

(i) 附屬公司購股權不可於足以影響本公司股份在聯交所之成交價或交投量之事件發生後，或須就足以影響成交價或交投量之事項作出決定時授出，直至該等足以影響股價之資料在報章刊登或根據上市規則之規定予以披露為止。

(j) 在緊接(i)本公司董事會為通過本公司任何財政年度之中期或年度業績而舉行會議之日期（即根據本公司上市協議第12段最先通知聯交所之日期）；及(ii)本公司根據其上市協議規定公佈任何財政年度之中期或年度業績之最後期限（以較早者為準）前一個月直至業績公佈當日期間內不可授出附屬公司購股權。

以下為附屬公司新計劃規則及程序之主要條款概要，據此制定一套附屬公司新計劃的標準規則及程序。本概要並不構成亦不擬構成附屬公司新計劃規則及程序之一部份，亦不應被視作涉及附屬公司新計劃規則及程序之詮釋。

目的

(a) 附屬公司新計劃旨在讓有關附屬公司之董事會可授出附屬公司購股權予合資格參與者，作為(i)認許或嘉許合資格參與者對附屬公司集團所作及將作之貢獻之獎勵及／或獎賞；及(ii)推動才幹卓越的僱員作出更佳表現之動力。

時限及管理

(b) 有關附屬公司實行之附屬公司新計劃之有效期由有關附屬公司之董事會酌情決定，惟須以採納日期起計滿10年為限。此後，不得再行提呈或授出任何附屬公司購股權，惟附屬公司新計劃之規定將繼續維持十足效力及作用。

(c) 附屬公司新計劃將由各有關附屬公司之董事會管理，其就附屬公司新計劃引起之所有事宜所作之決定或其詮釋或影響（除已於附屬公司新計劃另行規定者外）將為最終決定，且對各方均構成約束力。附屬公司新計劃之任何資金需求將由有關附屬公司負責。

參與資格

(d) 各有關附屬公司之董事會可酌情決定授出附屬公司購股權予下列人士：－

(i) 附屬公司集團旗下任何公司、任何其控股公司或任何聯屬公司之任何董事、僱員、諮詢人、客戶、供應商、業務介紹代理或法律、財務或市場顧問或承判商（有關人士此後稱為附屬公司集團之「相關人士」）；

(ii) 全權信託對象包括上述任何一方之任何全權信託（上述全權信託此後統稱為「衍生合資格參與者」）。

批准之規限下，除非有關更改乃根據新購股權計劃之現有條款自動生效）。有關修訂不得對已授出或於有關修訂前已同意授出之購股權之發行條款構成不利影響，除非已獲大多數承授人按為修訂股份所附帶之權利而獲股東根據當時之公司細則所要求之同意及批准之同樣方式作出同意及批准則作別論。

(ac) 新購股權計劃之任何修訂條款必須符合上市規則之相關規定。

向若干關連人士授予購股權

(ad) 根據上市規則，凡向本公司董事、主要行政人員或主要股東或彼等各自之聯繫人士授出購股權，必須獲獨立非執行董事（不包括身為購股權承授人之獨立非執行董事）批准。

(ae) 如向本公司之主要股東或獨立非執行董事或彼等各自之任何聯繫人士授出購股權，會令至有關人士於獲授購股權當日（包括當日）止之12個月期間內所有已授予或將授予之購股權（包括已行使、註銷或尚未行使之購股權）予以行使後所發行及將發行之股份：－

(i) 合計超逾當時已發行股份0.1%；及

(ii) 按股份於授出購股權當日之收市價計算之總值超逾5,000,000港元，

則該等再行授予之購股權須經股東在股東大會上透過投票表決方式批准及本公司須根據上市規則向股東寄發通函。在有關股東大會上，本公司之所有關連人士（按上市規則第1.01條賦予該詞之涵義）必須棄權投票，除非該關連人士將在股東大會上就有關決議案投反對票，並已於通函中表明其意向。

終止及註銷

(af) 本公司可透過在股東大會上或董事會通過決議案，隨時終止新購股權計劃之運作及在此情況下，不得再行提呈或授出任何購股權，惟於終止前授出之購股權將繼續有效並可根據新購股權計劃之規定予以行使。

(ag) 待有關承授人同意後，董事會可絕對酌情決定註銷任何先前已授予任何承授人惟尚未失效或全面（或部份）行使之購股權，惟倘本公司向同一承授人再發行新購股權時，則本公司僅可在第(j)至(n)段所述之限額中之尚有未發行購股權（不包括所有已註銷者）發行新購股權。

(iv) 就非為僱員之承授人而言，董事會絕對酌情決定下列各項之日期：—

(1) 承授人違反或未能遵守其與本集團旗下公司或聯屬公司訂立之任何協議或合約之任何規定；

(2) 承授人（作為個人）破產或未能償還債項或並無償還債項的合理前景；

(3) 承授人（作為公司）終止或暫緩償還債項或未能償還債項；

(4) 承授人無力償債或與其他債權人達成債務安排或債務重組協議；或

(5) 已於任何地方就承授人之全部或任何部份資產或承擔委任清盤人、臨時清盤人、破產管理人或進行類似工作之任何人士。

(v) 本公司開始清盤之日；

(vi) 董事會於提呈授出購股權時可能訂明之日期；及

(vii) 董事會因為承授人違反或未能遵守授出購股權所附任何條款、條件、限制及／或規限之任何責任或規定而釐定購股權失效之日。

股份之地位

(aa) 因行使購股權而配發之股份須受公司細則之所有規定所限制及根據向承授人授出購股權之條款、條件、限制及／或規限所限制，有關股份將與購股權行使當日之已發行繳足股份享有同等權益。因此，其持有人有權參與配發股份之日或之後所支付或作出之所有股息或其他分派，惟先前已宣派或建議或議決支付或作出而記錄日期為配發股份之日或之前之任何股息或其他分派除外。因行使購股權而配發及發行之股份在承授人登記成為其持有人之手續完成前，不會附有投票權。

新購股權計劃之修訂

(ab) 董事會可透過決議案更改新購股權計劃之條文，惟新購股權計劃中有關上市規則第17.03條所載事項之規定，不得作出對承授人或準承授人有利之修訂，但如已在股東大會上透過股東決議案作出事前批准者則除外（在取得聯交所就任何重大修訂作出事前

全面收購時之權利

(x) 倘向所有股份持有人(或要約人及／或要約人所控制之任何人士及／或與要約人一致行動之任何人士以外之所有持有人)作出全面收購建議(不論是透過公司收購、股份購回或債務償還安排或類似安排),且上述全面收購建議成為或被宣佈為無條件,則承授人(或其法定個人代表)於上述全面收購建議成為或被宣佈為無條件後21日內可隨時透過向本公司發出書面通知,全數或按有關通告所示數額行使所有或任何購股權(以尚未行使者為限)。

自動清盤時之權利

(y) 倘本公司向股東發出通告,召開股東大會以考慮並酌情批准本公司自動清盤之決議案,則本公司須隨即就此向所有承授人發出通知而各承授人(或其法定個人代表)可透過向本公司發出書面通知(本公司必須於建議股東大會舉行日期前兩個營業日前接獲有關通知),隨時全面或部份行使所有或任何購股權(以尚未行使者為限),而本公司必須盡快及無論如何必須於緊接上述建議股東大會舉行日期前之營業日前,配發有關股份予承授人,並入賬列作繳足股份。

購股權之失效

(z) 購股權(以尚未行使者為限)將於下列情況下自動失效(以較早者為準):－

(i) 購股權期間屆滿之日;

(ii) 第(q)至(t)、(w)至(y)段所述之任何期間屆滿之日;

(iii) 就身為僱員之承授人而言,承授人因為下列理由被終止僱用而終止為僱員之日:－

(1) 承授人觸犯失當行為;

(2) 承授人破產或未能償還債項或並無償還債項的合理前景;

(3) 承授人無力償債或與其他債權人達成債務安排或債務重組協議;

(4) 承授人被裁定觸犯了涉及其品格或誠信問題之任何刑事罪行;或

(5) 承授人嚴重違反其任何僱用條款或契諾,致使本集團旗下任何公司可因此或在沒有通知之情況下或基於適用勞工法例之即時解僱理由終止其僱用。

(u) 就第(f)、(q)、(r)、(s)、(t)、(z)及(ab)段而言及在文義許可之情況下，「承授人」一詞包括任何實益擁有任何獲授購股權之衍生合資格參與者，或為其受益人或全權信託對象之屬於第(d)(i)段所述之合資格參與者。

資本架構重組之影響

(v) 倘進行資本化發行、供股、拆細或合併股份或或削減本公司股本（不包括發行股份作為本公司訂立之交易之代價），而尚有購股權仍未獲行使，則董事會（在接獲獨立專業顧問就根據資本化發行以外之調整作出之書面聲明表示彼等認為建議調整屬公平合理後）須就下列各項作出其認為合適之相應調整（如有）：－

(i) 認購價；及／或

(ii) 購股權中股份之數目或面值，

惟就任何上述調整而言，必須確保承授人所佔本公司股本比例，與其於調整前應得者相同。任何此等調整不得導致股份以低於面值之價格發行。

於訂立債務妥協或安排時之權利

(w) 倘本公司及股東或債權人就本公司之重組計劃或合併而提呈債務妥協或安排，則本公司須就此於其向股東或債權人發出大會通告之同日，向所有承授人（或彼等法定個人代表）作出有關通知，而所有或任何購股權（以尚未行使者為限）將自該日起可予以行使及承授人可於此後起至(i)該日後兩個曆月及(ii)法院批准有關債務妥協或安排之日（以較早者為準）期內，隨時全數或部份行使所有或任何購股權（以尚未行使者為限），惟上述般行使購股權須待有關債務妥協或安排獲法院批准並生效後方可作實。待有關債務妥協或安排生效後，除了先前已根據新購股權計劃行使之購股權外，所有購股權將告失效。本公司可要求承授人（或其法定個人代表）轉讓或以其他方式處置在此等情況下行使購股權而已發行之股份，旨在使承授人處於猶如有關股份須受有關債務妥協或安排之限制類似情況一樣。

身故、健康欠佳、受傷、殘疾或退休時之權利

(q) 倘購股權承授人為僱員，而其由於身故、健康欠佳、受傷、殘疾或根據僱傭合約退休之理由而終止為僱員，及第(z)(iii)段所載足以導致終止其僱用之事項均沒發生，則有關承授人或（視情況而定）其法定代表有權於該終止日期起計12個月期間內（或董事會可能釐定之較長期間）隨時行使其所有或任何購股權（惟以尚未行使者為限）。該終止日期為承授人在本集團旗下公司之最後工作日期。

(r) 倘承授人（為個人）並非僱員，而其由於身故、健康欠佳、受傷、殘疾之理由而終止為合資格參與者，且第(z)(iv)段所載之事項並沒發生，則承授人或其法定代表有權自其身故或受傷或健康欠佳或殘疾首日（視情況而定）後起計12個月期間內（或董事會可能釐定之較長期間）隨時行使其所有或任何購股權（以尚未行使者為限）。

相關人士終止為合資格參與者之權利

(s) 倘承授人為本集團之相關人士，而其非因身故、健康欠佳、受傷、殘疾或根據僱傭合約（或承授人所訂或受其約束之任何其他合約）退休或由於第(z)(iii)或(iv)段所載之一項或多項理由被終止聘用合約（或承授人所訂或受其約束之任何其他合約）之任何理由，而終止為合資格參與者，及惟有關承授人並非或不會緊隨其後成為本集團旗下任何公司或（在本集團旗下公司之指示下）聯屬公司之僱員、董事、諮詢人、供應商、代理、夥伴或顧問或承判商，除非董事會已另行決定外，否則承授人有權於該終止日期後起計1個月內（或董事會可能釐定之較長期間）隨時行使最多達其於終止日期已可行使之購股權（惟以尚未行使者為限），而就終止日期未行使之購股權部份而言，董事會將可絕對酌情決定，有關購股權部份是否仍然繼續具有十足效力及作用，儘管上述終止。

(t) 倘承授人為本集團之相關人士，而其非因身故、健康欠佳、受傷、殘疾或根據僱傭合約（或承授人所訂或受其約束之任何其他合約）退休或由於第(z)(iii)或(iv)段所載之一項或多項理由被終止聘用合約（或承授人所訂或受其約束之任何其他合約）之任何理由，而終止為合資格參與者，惟有關承授人為、繼續為或緊隨其後成為本集團旗下任何公司或（在本集團旗下公司之指示下）聯屬公司之僱員、董事、諮詢人、供應商、代理、夥伴或顧問或承判商，則承授人有權於董事會可能釐定之期間內行使最多達其於終止日期已可行使之購股權（惟以尚未行使者為限），而就終止日期未行使之購股權部份而言，董事會將可絕對酌情決定，有關購股權部份是否仍然繼續具有十足效力及作用，儘管上述終止。

(k) 因行使根據新購股權計劃及任何其他購股權計劃所有已授出惟尚未行使之購股權而須予發行之股份最高數目，不得超逾本公司不時已發行普通股股本30%。

(l) 因根據新購股權計劃可授出之購股權（連同已行使購股權及當時尚未行使之購股權）及根據任何其他購股權計劃將授出之購股權而發行之股份總數，合共不得超逾批准新購股權計劃當日之已發行股份10%（「計劃授權限額」），但如已根據第(j)及(m)段取得股東批准則作別論。根據新購股權計劃或本公司任何其他購股權計劃之條款而失效之購股權則不會計算在內。

(m) 在第(l)段之規限下，本公司亦可透過在股東大會上另行取得股東批准，授出超逾計劃授權限額之購股權，惟有關超逾限額之購股權僅可授予在尋求上述批准前董事會已特別指定之合資格參與者。本公司必須向股東寄發通函，當中須載列上述特別指定合資格參與者之整體性簡介、將授予之購股權數目及授出條件、向上述合資格參與者授出購股權之目的及解釋該等購股權如何達到有關目的，以及上市規則規定之其他資料。

各合資格參與者之最高配額

(n) 各合資格參與者在截至開始日期（包括該日）止任何12個月期間內，根據新購股權計劃及任何其他購股權計劃獲授之購股權（包括已行使及尚未行使之購股權）予以行使時所發行及可予發行之最高股份數目不得超逾當時已發行股份1%（「個人限額」）。在授出超過個人限額之額外購股權時，則必須獲股東在股東大會上作出批准，而有關合資格參與者及其聯繫人士須棄權投票。本公司必須向股東寄發通函，當中須載列有關合資格參與者之身份、將授予之購股權（以及以往授予有關合資格參與者之購股權）之數目及授出條件，以及上市規則規定之其他資料。

行使購股權之時限

(o) 購股權可根據新購股權計劃之條款，在董事會釐定及知會各承授人之期間內隨時予以行使，惟有關期間由開始日期起計不得超過10年。董事可訂定於購股權行使期內行使購股權之條款、條件、限制及／或規限，包括（倘適用）持有購股權之最短期限或在行使購股權前必須達致之表現指標。

承授人個人所有之權利

(p) 購股權乃承授人個人所有，不得轉讓或轉付。

認購價

(e) 任何購股權之認購價（須根據第(v)段及上市規則條文之規定作出調整）將為董事會於授出購股權要約時酌情釐定，並會通知各合資格參與者，且將不少於：(i)股份於開始日期在聯交所每日報價表所示之收市價；及(ii)股份在緊接開始日期前5個營業日在聯交所每日報價表所示之平均收市價；及(iii)股份面值（以三者之最高為準）。

授出購股權

(f) 授出購股權之要約須透過董事會不時釐定之函件格式，向合資格參與者作出，要約函件須列明將授出購股權之條款、條件、限制及規限。除非董事另行釐定並於授出購股權予承授人之要約中列明，否則承授人在行使任何購股權前，毋須達成任何表現指標。

(g) 在本公司於要約日期起計28日內任何營業日接獲經承授人正式簽署包括接納授出購股權之要約之函件複本，連同支付予本公司作為獲授購股權代價之1.00港元（或相等美元金額）時，購股權將被視作已獲授出、接納及生效。

(h) 購股權不可於足以影響股價之事件發生後或須就足以影響股價之事項作出決定時授出，直至該等足以影響股價之資料在報章刊登或根據上市規則之規定予以披露為止。

(i) 在緊接(i)本公司董事會為通過本公司任何財政年度之中期或年度業績而舉行會議之日期（即根據本公司上市協議第12段最先通知聯交所之日期）；及(ii)本公司根據其上市協議規定公佈任何財政年度之中期或年度業績之最後期限（以較早者為準）前一個月直至業績公佈當日期間內不可授出購股權。

股份數目上限

(j) 在第(l)段之規限下，本公司可隨時透過在股東大會上取得股東批准更新計劃授權限額，惟更新計劃授權限額不得超逾於上述股東批准當日之已發行股份10%（「更新限額」）。就計算更新限額而言，先前根據新購股權計劃及任何其他購股權計劃授出之購股權（不論是尚未行使、已註銷、根據其適用規則經已失效或經已行使）不會計算在內。

以下為新購股權計劃之主要條款概要，惟其並不構成亦不擬構成新購股權計劃之一部份，亦不應被視作涉及新購股權計劃規則之詮釋。

目的

(a) 新購股權計劃旨在讓董事會可授出購股權予合資格參與者，作為(i)認許或嘉許有關合資格參與者對本集團所作及將作之貢獻之獎勵及／或獎賞；及(ii)推動才幹卓越的僱員作出更佳表現以提升長遠股東價值之動力。

時限及管理

(b) 新購股權計劃之有效期由董事會酌情決定，惟須以新購股權計劃採納日期起計滿10年為限。此後，不得再行提呈或授出任何購股權，惟新購股權計劃之規定在所有其他方面將繼續維持十足效力及作用。

(c) 新購股權計劃將由董事會管理，其就新購股權計劃引起之所有事宜所作之決定或其詮釋或影響(除已於新購股權計劃另行規定者外)將為最終決定，且對各方均構成約束力。新購股權計劃之任何資金需求將由本公司負責。

參與資格

(d) 董事會可酌情決定授出購股權予下列人士：－

(i) 本集團旗下任何公司或任何聯屬公司之任何董事、僱員、諮詢人、客戶、供應商、業務介紹代理或法律、財務或市場顧問或承判商(有關人士此後稱為本集團之「相關人士」)；

(ii) 全權信託對象包括上述任何一方之任何全權信託(上述全權信託此後統稱為「衍生合資格參與者」)。

2. 獨立專業顧問

在現有購股權計劃下凡提述「核數師」之處，均以「獨立專業顧問」取代。因此，下列現有購股權計劃之規則將作出修訂如下：—

(a) 第1.1條下「核數師」一詞之釋義將會完全刪去；

(b) 在第1.1條「承授人」之釋義後加入下列釋義：—

「獨立專業顧問」　本公司之核數師或本公司委任或聘用之其他獨立財務顧問；

此外，在現有購股權計劃下凡提述「核數師」之處，均以「獨立專業顧問」取代。

3. 附帶及其他修訂

(a) 在第1.1條「採納日期」之釋義後加入下列釋義：—

「聯屬公司」　本集團旗下任何公司持有權益之任何公司或實體，或上述公司之附屬公司，」

(b) 在第1.1條「購股權期間」之釋義內「採納日期」一詞，以「開始日期」取代。

以下為現有購股權計劃之建議修訂概要，惟其並不構成亦不擬構成現有購股權計劃之一部份，亦不應被視作涉及現有購股權計劃規則之詮釋。

1. 行使購股權

現建議更改有關行使購股權之購股權期間及重新闡明有關承授人終止為本集團僱員之規則。現有購股權計劃第6.3(a)條將修訂如下。

「第6.3(a)條 倘承授人非因身故、健康欠佳、殘疾或根據僱傭合約退休或由於行為不當或破產之理由被終止僱用之任何理由，而終止為僱員，」

(i)　完全刪去下述在現有購股權計劃下之條文

「則承授人可於終止日期後起計1個月期間內行使最多達其於終止日期已可行使之購股權（以尚未行使者為限）。終止日期必須為承授人在本公司或有關附屬公司之最後實際工作日期（不論是否以代通知金支付）。」

(ii)　並以下述條文取代

「則承授人可於終止日期後起計1個月期間內行使最多達其於終止日期已可行使之購股權（以尚未行使者為限）。終止日期必須為承授人在本公司或有關附屬公司之最後實際工作日期（不論是否以代通知金支付），及惟有關承授人並非或不會緊隨其後成為本集團旗下任何公司或（在本集團旗下公司之指示下）聯屬公司之僱員、董事、諮詢人、供應商、代理、夥伴或顧問或承判商，但如董事會已另行決定則除外。倘承授人為、繼續為或緊隨其後成為本集團旗下任何公司或（在本集團旗下公司之指示下）聯屬公司之僱員、董事、諮詢人、供應商、代理、夥伴或顧問或承判商，則除非董事會已另行決定外，否則承授人可於董事會可能決定之期間內行使最多達其於終止日期已獲授之購股權（以尚未行使者為限）及就於終止日期未可行使之購股權部份而言，董事會將可絕對酌情決定有關購股權部份是否仍然繼續具有十足效力及作用，儘管有關上述終止。」

備查文件

本公司之公司細則、經修訂現有購股權計劃、新購股權計劃及附屬公司新計劃規則及程序之副本將於股東特別大會舉行日期前14日期間之一般辦公時間內在本公司之香港主要辦事處(地址為香港北角渣華道191號嘉華國際中心2101-3室)及於股東特別大會上可供查閱。

推薦意見

董事認為,對現有購股權計劃若干條文作出之建議修訂、採納新購股權計劃及附屬公司新計劃規則及程序、終止現有購股權計劃及取消附屬公司現有計劃規則及程序均符合本公司及各股東之最佳利益。故此,董事建議各股東投票贊成載於股東特別大會通告與上述各項有關之所有普通決議案。

一般資料

本公司將於緊隨股東特別大會後之營業日就大會之結果刊發公佈。

務請　閣下細閱本通函各附錄所載之其他資料。

此致

列位股東　台照及
列位優先股股東及現有購股權持有人　參照

代表董事會
e-Kong Group Limited
主席
Richard John Siemens
謹啟

二零零二年六月十二日

附屬公司新計劃規則及程序

附屬公司新計劃規則及程序旨在為附屬公司之購股權計劃制定一套符合上市規則第17章之新近修訂之標準規則及程序。因此，待有關附屬公司之股東根據附屬公司新計劃規則及程序所載條款及條件採納附屬公司新計劃後，其董事會將可授出附屬公司購股權予合資格參與者，作為(i)認許或嘉許有關合資格參與者對附屬公司集團所作及將作之貢獻之獎勵及／或獎賞；及(ii)推動才幹卓越的僱員作出更佳表現之動力。與新購股權計劃相類似，除了有關附屬公司全職僱員外，有關附屬公司還可向更多類別人士授出附屬公司購股權，該等人士已納入為合資格參與者類別。

按上市規則之規定，有關附屬公司必須待附屬公司新計劃規則及程序獲本公司之股東在股東大會上作出批准後，方可將之應用或實行。

附屬公司新計劃規則及程序之主要條款概要載於本通函附錄三。

採納附屬公司新計劃規則及程序之條件

附屬公司新計劃規則及程序須待股東批准後方獲採納，而各附屬公司之附屬公司新計劃須待有關附屬公司之股東批准後方獲採納。

責任聲明

本通函乃遵照上市規則而刊載有關詳情，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導。

股東特別大會

本公司訂於二零零二年六月二十八日（星期五）上午十時三十分（或緊隨本公司於同日上午十時正在同地點舉行之股東週年大會結束或休會後）在香港北角渣華道191號嘉華國際中心2101-3室舉行之股東特別大會或其任何續會之通告載於本通函第30至第31頁。

本通函隨附股東特別大會適用之代表委任表格。閣下必須按照代表委任表格上所列印之指示，於股東特別大會或其任何續會之指定舉行時間48小時前交回，方為有效。填妥並交回代表委任表格後，股東仍可出席股東特別大會，並於會上投票。

新購股權計劃之主要條款概要載於本通函附錄二。

購股權之價值

董事認為，鑑於計算購股權價值之多項關鍵性變數於此階段仍未能合理確定，故現時不適宜假設所有根據新購股權計劃授出之購股權已於最後實際可行日期經已授出而對該等購股權作出估值。有關變數包括行使價、行使期、董事會在授出購股權時施加之規限、條件與限制（如有）及其他有關變數。股份之應付認購價取決於股份在聯交所所報之收市價，因而亦取決於董事會根據新購股權計劃授出購股權之日期。鑑於計劃有效期為10年，董事會認為現時說明會否根據新購股權計劃授出購股權及（如會的話）將會授出之購股權數目實言之過早。此外，鑑於股份價格於新購股權計劃的10年有效期內或會出現起跌，故難以準確確定股份之認購價。董事認為，根據多項推測性假設來評估購股權於最後實際可行日期之價值並無意義，且會誤導股東。股東務請注意，根據上市規則，購股權之估計價值應以「柏力克—舒爾斯」期權定價模式(Black-Scholes option pricing model)、「二項式」期權定價模式(binomial model)或其他通用方式計算。

採納新購股權計劃之條件

新購股權計劃須待下列條件得以完成後方獲採納：—

(i) 獲股東批准；及

(ii) 獲聯交所批准因根據新購股權計劃行使所授出之購股權而將予發行之任何股份上市及買賣，有關股份不得超逾本公司於批准當日已發行普通股股本10%。

本公司將向聯交所上市委員會申請上述第(ii)項批准。

附屬公司之計劃規則及程序

附屬公司現有計劃規則及程序

附屬公司現有計劃規則及程序乃於二零零一年四月二十五日在股東大會上獲本公司為其附屬公司而採納及批准，使有關附屬公司之僱員得以購入彼等服務之有關附屬公司之直接股本權益。其後，有關附屬公司（包括ZONE Group Inc.、speedinsure Global Limited及EventClicks Global Limited）根據附屬公司現有計劃規則及程序之條款及條件採納彼等各自之附屬公司現有計劃。自上述附屬公司現有計劃採納日期起至最後實際可行日期止，上述有關附屬公司未嘗根據彼等各自之有關計劃授出任何附屬公司購股權。目前並無計劃於最後實際可行日期後授出任何附屬公司購股權。待取消附屬公司現有計劃規則及程序後，有關附屬公司將會終止附屬公司現有計劃。

本公司之購股權計劃

現有購股權計劃

現有購股權計劃乃於一九九九年十月二十五日獲本公司採納，並將於二零零九年十月二十四日屆滿。截至最後實際可行日期，本公司已根據現有購股權計劃向若干董事及本集團僱員授出156,182,497股購股權，佔本公司已發行普通股股本約3.3%。在上述156,182,497股購股權中，其中19,226,988股經已行使，130,358,509股仍未獲行使及6,597,000股已根據現有購股權計劃之條款失效。董事會擬於最後實際可行日期後，不會根據現有購股權計劃再行授出任何購股權。

預期現有購股權計劃將於新購股權計劃生效後終止。然而，根據現有購股權計劃已授出惟尚未行使之購股權將繼續有效，並受現有購股權計劃之條款約束。

為了方便管理在現有購股權計劃下尚未行使之購股權，董事擬修訂現有購股權計劃之若干條文，使現有購股權計劃及新購股權計劃在運作方面之有關條文符合一致。建議修訂之概要載於附錄一。

新購股權計劃

新購股權計劃旨在讓董事會可授出購股權予合資格參與者，作為(i)認許或嘉許有關合資格參與者對本集團所作及將作之貢獻之獎勵及／或獎賞；及(ii)推動才幹卓越的僱員作出更佳表現以提升長遠股東價值之動力。根據新購股權計劃，除了本公司及其附屬公司之全職僱員外，本公司還可向更多類別人士授出購股權，該等人士已納入為合資格參與者類別。

根據新購股權計劃，購股權可在施加條件之情況下授出，有關條件可能包括持有之最短期限、在行使購股權前必須達致之表現指標及釐定行使價之基準。上述條件及基準有助提升本集團之價值，以及達致新購股權計劃之目的。

於最後實際可行日期，已發行股份數目為4,699,262,008股。按上述數字計算(假設於最後實際可行日期至新購股權計劃採納日期止期內不會再行發行任何股份)，因行使在新購股權計劃下可予授出及在其他購股權計劃下將予授出之所有購股權而可予發行之股份數目將為469,926,200股，佔本公司於最後實際可行日期之已發行普通股股本10%。然而，本公司可根據上市規則尋求股東批准更新上述10%限額，惟可於新購股權計劃及任何其他購股權計劃所有尚未獲行使之購股權予以行使時發行之股份最高數目，不得超逾本公司不時已發行普通股股本30%。

e-KONG

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

董事：
Richard John Siemens先生（主席）
Kuldeep Saran先生
Derrick Francis Bulawa先生
林祥貴先生
William Bruce Hicks 先生*
Shane Frederick Weir先生**
Matthew Brian Rosenberg先生**

* 非執行董事
** 獨立非執行董事

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

主要辦事處：
香港
北角
渣華道191號
嘉華國際中心
2101-3室

敬啟者：

建議
採納新購股權計劃及
終止現有購股權計劃
及
採納附屬公司新計劃規則及程序及
取消附屬公司現有計劃規則及程序

緒言

現有購股權計劃及附屬公司現有計劃規則及程序分別於一九九九年十月二十五日及二零零一年四月二十五日採納。鑑於上市規則第17章（其有關聯交所上市發行人及其附屬公司之購股權計劃）最近作出修訂及有關修訂已於二零零一年九月一日起生效，故董事擬建議股東在股東特別大會上批准修訂現有購股權計劃之若干條文、採納新購股權計劃及附屬公司新計劃規則及程序，以及同時終止現有購股權計劃及取消附屬公司現有計劃規則及程序。

本通函旨在向　閣下提供將於股東特別大會上提呈有關修訂現有購股權計劃若干條文、採納新購股權計劃及附屬公司新計劃規則及程序、終止現有購股權計劃及取消附屬公司現有計劃規則及程序之普通決議案之資料。

「附屬公司」	指	香港公司條例第二條或(如為本公司)百慕達公司法例1981第86章或(如為有關附屬公司)在適用法例下之類似條文(如有)所指之附屬公司之公司及如有關公司乃於美國註冊成立,亦指美國一九八六年國內稅收守則第424(f)條(經修訂)所指之「子公司」之公司
「附屬公司集團」	指	有關附屬公司及其附屬公司,而「附屬公司集團旗下之公司」亦須據此解釋
「附屬公司購股權」	指	根據附屬公司現有計劃或附屬公司新計劃授出,且當時有效可認購附屬公司股份之購股權
「附屬公司股份」	指	有關附屬公司股本中之普通股股份
「主要股東」	按	上市規則賦予該詞之涵義
「美元」	指	美國幣值元,美國之法定貨幣

「股東特別大會通告」	指	本通函所載之股東特別大會召開通告
「要約日期」	指	向合資格參與者提呈購股權或附屬公司購股權之日
「購股權」	指	根據現有購股權計劃或新購股權計劃授出，且當時有效可認購股份之購股權
「購股權期間」	指	購股權或附屬公司購股權可予行使之期間，其由董事會或有關附屬公司董事會釐定並知會各承授人，由開始日期後一日起計至有關期間最後一日或開始日期十週年之日（以較早者為準）止
「普通決議案」	指	股東特別大會通告所載之各項將予提呈之普通決議案
「優先股股東」	指	本公司股本中每股面值1.00港元之優先股之持有人
「有關附屬公司」	指	實施附屬公司現有計劃規則及程序或附屬公司新計劃規則及程序之任何附屬公司
「股份」	指	本公司股本中每股面值0.02港元（或因不時拆細、重組或合併有關股份而出現之其他面值）之普通股股份
「股東」	指	當時股份之持有人
「股東特別大會」	指	本公司謹訂於二零零二年六月二十八日（星期五）上午十時三十分（或緊隨本公司於同日上午十時正在同地點舉行之股東週年大會結束或休會後）在本公司之主要辦事處舉行之股東特別大會或其任何續會
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	承授人於行使購股權或附屬公司購股權時認購股份或附屬公司股份之每股股份或每股附屬公司股份之價格，有關價格分別根據附錄二第(e)段及附錄三第(e)及(f)段描述之規定而釐定

「承授人」	指	除新購股權計劃或附屬公司新計劃另有規定外，根據新購股權計劃或附屬公司新計劃之條款接納有關授出購股權或附屬公司購股權要約之任何合資格參與者或（在文義許可之情況下）由於合資格參與者身故而有權享有任何該等購股權之人士
「本集團」	指	本公司及其附屬公司，而「本集團旗下公司」亦須據此解釋
「控股公司」	指	香港公司條例第二條或在適用法例下當時之類似條文（如有）所指之控股公司之公司及如有關公司乃於美國註冊成立，亦指美國一九八六年國內稅收守則第424(e)條（經修訂）所指之「母公司」之公司
「香港」	指	中華人民共和國香港特別行政區
「港元」	指	香港幣值元，香港之法定貨幣
「獨立專業顧問」	指	本公司委任或聘用之核數師或其他獨立財務顧問
「最後實際可行日期」	指	二零零二年六月五日，即本通函付印前為確定當中所載若干資料之最後實際可行日期
「上市規則」	指	香港聯合交易所有限公司證券上市規則（可不時予以修訂、補充或以其他形式修改）
「新購股權計劃」	指	本公司根據股東特別大會通告所載第二項普通決議案將予採納之新購股權計劃
「附屬公司新計劃規則及程序」	指	本公司根據股東特別大會通告所載第四項普通決議案將予採納附屬公司購股權計劃之新計劃規則及程序
「附屬公司新計劃」	指	有關附屬公司根據附屬公司新計劃規則及程序實行之新購股權計劃

「附屬公司現有計劃規則及程序」	指	本公司於二零零一年四月二十五日採納及批准本公司附屬公司僱員購股權計劃之現有規則及程序
「現有購股權計劃」	指	於一九九九年十月二十五日在股東大會上透過普通決議案採納之本公司現有購股權計劃
「附屬公司現有計劃」	指	根據附屬公司現有計劃規則及程序採納之有關附屬公司現有購股權計劃
「公平市值」	指	就股份而言，指由董事會真誠釐定之價值，其不得少於下述者：(a) 股份於計算日期在聯交所每日報價表所示之收市價或(b) 股份在緊接計算日期前5個營業日在聯交所每日報價表所示之平均收市價； 就附屬公司股份而言，(a)倘附屬公司股份已於國際或地區知名之證券交易所或其他市場系統（包括但不限於聯交所）（「認可交易所」）上市或可供買賣，指由有關附屬公司董事會真誠釐定之價值，其不得少於下述者：(i) 附屬公司股份於計算日期在上述認可交易所每日報價表（或相類者）所示之收市價或(ii) 附屬公司股份在緊接計算日期前5個交易日在上述認可交易所每日報價表（或相類者）所示之平均收市價；(b)倘附屬公司股份並未於任何認可交易所上市或並未可供買賣，則指由有關附屬公司董事會真誠釐定之價值，其須以書面形式列明經考慮有關附屬公司之業務在持續經營及有自願買賣雙方之基準下在公開市場之公平市值後，其認為附屬公司股份於計算日期之公平市值。有關附屬公司之董事會可倚賴其認為適合或必需的專家及專業顧問，以釐定有關估值。有關附屬公司須向有關附屬公司之董事會提供有關附屬公司之董事會在釐定公平市值時所需之一切合理資料

在本通函(包括各附錄)內,除文義另有所指外,下列詞彙具有以下涵義:

「聯屬公司」	指	本集團或附屬公司集團旗下任何公司持有權益之任何公司或實體,或上述公司或實體之附屬公司
「適用法例」	指	有關附屬公司註冊成立所在司法權區有關規定及規管有關附屬公司主要股權持有人收購餘下權益之規定及方式,或界定「母公司」、「控股公司」或「附屬公司」(或同類項目)之涵義之所有法例、法律及規例
「聯繫人士」	按	上市規則賦予該詞之涵義
「董事會」	指	本公司之董事會或獲其正式授權之委員會
「營業日」	按	上市規則賦予該詞之涵義
「公司細則」	指	不時予以修訂之本公司公司細則或有關附屬公司章程大綱或任何其他組織章程文件(視何者適用)
「主要行政人員」	按	上市規則賦予該詞之涵義
「開始日期」	指	就購股權或附屬公司購股權而言,指合資格參與者分別根據新購股權計劃或附屬公司新計劃接納有關授出購股權或附屬公司購股權要約之營業日,或據此向合資格參與者授出購股權或附屬公司購股權之營業日
「本公司」	指	e-Kong Group Limited,於百慕達註冊成立之公司
「董事」	指	包括身居本公司董事職位(以任何職稱)之任何人士
「合資格參與者」	指	屬於新購股權計劃之主要條款概要或附屬公司新計劃規則及程序之主要條款概要第(d)段所規定之任何類別範圍內之任何人士
「僱員」	指	本集團或附屬公司集團旗下任何公司之任何僱員或高級人員或在獲授購股權或附屬公司購股權時正受僱(不論是全職或兼職)於本集團或附屬公司集團旗下任何公司之任何人士

目　錄

e-Kong Group Limited

(於百慕達註冊成立之有限公司)

股東特別大會
代表委任表格

e-Kong Group Limited(「本公司」)於二零零二年六月二十八日星期五上午十時三十分(或緊隨本公司於同日上午十時正在同地點舉行之股東週年大會結束或休會後)在香港北角渣華道191號嘉華國際中心2101-3室舉行之股東特別大會(「大會」)(或其任何續會)之股東代表委任表格。

本人/吾等(附註a) ______________________________

寓 ______________________________

為本公司資本中每股面值0.02港元之普通股股份共 ______________ 股(附註b)之登記持有人,

茲委任大會主席(附註c)或 ______________________________

寓 ______________________________

為本人/吾等之代表,於二零零二年六月二十八日星期五上午十時三十分(或緊隨本公司於同日上午十時正在同地點舉行之股東週年大會結束或休會後)在香港北角渣華道191號嘉華國際中心2101-3室舉行之大會(或其任何續會)上代表本人/吾等投票及行事,並考慮及酌情通過大會通告所載之普通決議案及於該大會(及其任何續會)上代表本人/吾等及以本人/吾等之名義就下列普通決議案投票(附註d)。如未有作出任何指示,則本人/吾等之代表可自行酌情投票。

決議案	贊成	反對
第一項普通決議案(附註e)		
第二項普通決議案(附註e)		
第三項普通決議案(附註e)		
第四項普通決議案(附註e)		
第五項普通決議案(附註e)		

股東簽署: ______________________________　　日期:二零零二年________月________日

附註:

(a) 請用正楷填寫全名及地址。

(b) 請填上與本代表委任表格有關,並以 閣下名義登記之普通股股份數目。如無填上股份數目,則本代表委任表格將被視為與所有以 閣下名義登記之本公司股份有關。

(c) 閣下如欲委任大會主席以外之人士為代表,請將「大會主席」字樣刪除,並於空欄內填上擬委任代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**

(d) **重要提示:如 閣下欲投票贊成任何決議案,請在「贊成」欄內加上「✓」號;如 閣下欲投票反對任何決議案,請在「反對」欄內加上「✓」號。**如 閣下並無作出指示,則受委代表有權酌情投票。除召開大會通告所載之決議案外,受委代表亦有權在大會上就適當提呈之任何決議案酌情投票。

(e) 本決議案之全文載於二零零二年六月十二日之大會通告內。

(f) 本代表委任表格須經由 閣下或 閣下正式書面授權之人士簽署,如股東為公司,則須蓋上公司印鑑,或由負責人、受託代表或正式授權之其他人士簽署。

(g) 如屬任何股份之聯名登記持有人,則其中任何一位均可就該股份在大會上親自或經由受委代表投票,猶如彼為唯一有權投票人士,惟倘多於一名持有人親自或經由受委代表出席大會,則只有在本公司之股東名冊就有關股份排名首位之持有人方有權投票。

(h) 閣下須將本代表委任表格,連同授權簽署該表格之授權書或其他授權文件(如有)或經認證之有關授權書或授權文件之副本,須於大會或其任何續會指定舉行時間四十八小時之前送達本公司之股份過戶登記香港分處秘書商業服務有限公司,地址為香港干諾道中111號永安中心5樓,方為有效。填妥及交回代表委任表格後, 閣下仍可親自出席大會及在會上投票。倘屆時 閣下出席大會,本代表委任表格將被視作撤銷論。

(i) 受委代表毋須為本公司之股東,惟必須親身代表 閣下出席大會。

此乃要件 請即處理

閣下如對本通函任何方面或應採取之行動有**任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之e-Kong Group Limited股份全部**出售或轉讓**，應立即將本通函連同隨附之代表委任表格送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表明概不會就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

---

e-K港NG

e-Kong Group Limited

（於百慕達註冊成立之有限公司）

建議
採納新購股權計劃及
終止現有購股權計劃
及
採納附屬公司購股權計劃之
新計劃規則及程序及
取消附屬公司購股權計劃之
現有規則及程序

本公司訂於二零零二年六月二十八日（星期五）上午十時三十分（或緊隨本公司於同日上午十時正在同地點舉行之股東週年大會結束或休會後）在香港北角渣華道191號嘉華國際中心2101-3室舉行之股東特別大會或其任何續會之通告載於本通函第30至第31頁。無論　閣下能否親身出席大會，務請　閣下盡快按照隨附之代表委任表格上所列印之指示填妥代表委任表格，並交回本公司之股份過戶登記處香港分處秘書商業服務有限公司（地址為香港干諾道中111號永安中心5樓）及無論如何必須於大會或其任何續會（視情況而定）指定舉行時間48小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席大會，並於會上投票。

香港，二零零二年六月十二日